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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

NEWTECH RESOURCES LTD.
(Exact Name Of Registrant As Specified In Its Charter)

NEVADA	98-0342217
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

841 West Broadway, Suite 200
Vancouver, B.C., Canada, V5Z 1J9
Ph: (604) 729-5790 Fax: (604) 734-5457
Attention: Terry Woo
(Address, Including Zip Code, And Telephone Number, Including Area Code,
Of Registrant's Principal Executive Offices)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is sought to be registered
Common Stock	OTC Electronic Bulletin Board

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares $.001 par value
Title of each class to be so registered

Total Number of Pages: 149
Index to Exhibits Appears on Page: 53

INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

INTRODUCTION

    Newtech Resources Ltd. (hereinafter is also referred to as the "Company" and/or the "Registrant") is involved in the manufacture, sale and marketing of a technology known as "Glycosylated Cystatins." The Registrant is still in the development stage and was organized under the laws of the State on Nevada on July 27, 1998. The Company is authorized to issue 30,000,000 shares of Common Stock with a par value of $.001 per share, of which 11,060,000 shares are issued and outstanding as of October 8, 2001.

    The information in this Registration Statement is current as of October 8, 2001, unless otherwise indicated.

    At the end of its latest fiscal year, August 31, 2001, total assets were $134 thousand; there were no gross revenues; and, net loss of ($127 thousand). At the end of Fiscal 2000, ended August 31, 2000, the Company had total assets of $22 thousand, there were no gross revenues; and, a net loss of ($126 thousand). At the end of Fiscal 1999, ended August 31, 1999, the Company had total assets of $116 thousand, no gross revenues; and, a net loss of ($134 thousand).

    On February 23, 1999, the Company entered into a Letter of Intent with Kaizen Food Corporation. On June 30, 2000, the Company entered into a formal agreement, the Option Agreement with Kaizen Food Technology (hereinafter referred to as "Kaizen"). The Company has not issued any shares to Kaizen, and does not anticipate doing so in the future. Pursuant to the Option Agreement, the Registrant was required to pay and paid (by June 30, 2001) Kaizen $40,000 for research and development of the Glycosylated Cystatins. As such, on July 15, 2001, Kaizen granted the Company an option to exercise its right to the exclusive North American wide license to manufacture, market, and sub-license the products incorporating the technology known as Cystatin derived from pre-clinical trials. The Company is currently conducting the "scale-up" of Cystatin and it is anticipated that this "scaled-up" product will be sold to the chemical research market (i.e. research laboratories). The Company expects to use the Cystatin only for pre-clinical trials, and any share in any rights according to the Option Agreements from products developed from the pre-clinical trials. Pursuant to the terms of the Option Agreement, Kaizen will receive a 10% royalty from the sale of all commercialization of use patent, and the Company receives a 10% discount from the market price of the product. The Company also will receive a 10% royalty from the sale of Cystatin to North American-wide licenses and sub-licenses. See Exhibit 99 for a complete copy of the Option Agreement.

    In addition, the Company is required to pay Kaizen an additional $2,000,000 by June 30, 2002, to be applied against costs incurred by Kaizen for patent, research and development costs. By the terms of the Option Agreement, the Company is further required to pay Kaizen a minimum annual royalty of $30,000, and an annual maintenance fee of $3,000.

    Kaizen, in turn, licensed the technology from the University of British Columbia. Attached is a copy of Verification Statement from the British Columbia, Canada Ministry of Finance and Corporate Relations, Corporate and Personal Property Registries regarding the Security Agreement between the University of British Columbia and Kaizen Food Corporation. See Exhibit 99 Verification Statement.

    Newtech Resources Ltd. was incorporated on July 27, 1998. From its inception through the fiscal year ended August 31, 2001, Newtech Resources incurred net losses as follows: 134,464 in 1999; $126,944 in 2000; and, $127,562 in 2001.

    On July 27, 1998, the Company completed an offering of 2,750,000 shares of its Common Stock at $0.001 per share, raising gross proceeds of $2,750.00.

    On February 15, 1999, the Company completed an offering of 8,250,000 shares of its Common Stock at $0.01 per share, raising gross proceeds of $82,500.

    Thereafter, on April 30, 1999 the Company completed an offering of 60,000 shares of its Common Stock at $2.50 per share, raising gross proceeds of $150,000.

    The proceeds of all of the above offerings were used for management and consulting fees; research and development fees regarding the Option Agreement; professional fees; and, general corporate purposes.

    Kaizen has developed a low cost method of producing glycosylated and non-glycosylated recombinant human cystatin C ("HCC"). Cystatins are proteins that inhibit the harmful effects of proteolysis, by tightly binding and inhibiting cysteine proteases. Cysteine proteases actively degrade proteins, and detrimentally affect human health by facilitating disease pathology and food spoilage. Cysteine proteases have been implicated in numerous human diseases and are now being assessed as potential therapeutic agents against diseases and enzyme breakdown in foods. Currently, there are few commercial sources of cystatin C, as the enzyme inhibitors are expensive to produce, and susceptible to denaturation and loss of activity when exposed to unfavorable conditions.

    Kaizen has overcome these problems by utilizing a yeast expression system that enhances activity and stability of cystatins, as compared to "wild-type" cystatins produced under the same process, against heating and proteolysis for its glycosylated recombinant human cystatin C. Non-glycosylated recombinant human cystatin C only enhances activity and stability, but not under conditions of heating and proteolysis. Kaizen has achieved a high level of protein purity in moderated production volumes using its own proprietary cystatin C production process, and expects that the protein will be appropriate for numerous commercial applications once large-scale production capabilities have been established. From "scale-up" of Kaizen's human recombinant human cystatin C, the Company hopes to: increase overall yield; achieve greater specific activity; and, increase the percentage yield of glycosylated cystatin from the total yield of recombinant human cystatin C produced.

    Kaizen has filed patent applications for North America and Europe through the University Industry Liaison Office at the University of British Columbia, Canada, (hereinafter referred to as the "University") and has exercised an option to license the recombinant human cystatin C production technology from the University.

    The Company anticipates that Cystatin C produced using Kaizen's production process will have a number of commercial applications. Those applications currently identified include the research chemical industry, the biopharmaceutical market, and use as a food additive to protect against food spoilage. To facilitate efficient commercialization of the human cystatin C production process, management intends to enter into a number of strategic partnerships with established biotechnology companies to outsource all clinical trials, in order to reduce manufacturing costs, and to facilitate market distribution of cystatin C applications. This approach to commercialisation is intended to reduce the Company's infrastructure and capital requirements.

    The Company intends to generate revenues from the sale of recombinant human cystatin C by targeting the already established, but fragmented, research chemical industry within eighteen (18) months of funding. The Company expects that this prevailing target market will afford the Company lower market penetration expenses and maintainable margins due to its low cost of production. The cash flow generated will then be used in part to support research and development (i.e. pre-clinical trials) of other commercial applications of cystatin C. Furthermore, Kaizen is in the process of applying for, and has successfully received in the past, research grants (i.e. the National Research Council of Canada) that will additionally support future research and development ("R&D") activities.

    The biopharmaceutical and food additive industries represent the most varied and potentially lucrative avenues for commercial development of human cystatin C. These markets, however, also have the highest testing and funding requirements. It is the Company's intention to license its human cystatin C production technology to other industry participants in order to capture high levels of financial returns relative to the required capital investment. Kaizen has already obtained scientific and market data supporting the use of human cystatin C as a potential pharmaceutical agent, including preliminary evidence demonstrating the inhibition of cultured colon cancer cells by recombinant human cystatin C. Kaizen has also done considerable research into the role of cystatin C as a food additive, and believes that enzymatic modification of food proteins will become an increasingly important part of the food additive industry given the trend towards high technology food processing and prevention of food spoilage. The Company plans to continue its research to assess the potential of recombinant human cystatin C in these areas while concurrently seeking collaborative licensing agreements with larger biotechnology companies able to support more extensive development initiatives including clinical trials.

TECHNOLOGY

The Kaizen Technology—

    At present, the commercial production of cystatins is difficult and expensive, as cystatin enzymes are subject to denaturation and loss of activity when exposed to unfavorable conditions. Available commercial sources of cystatins are isolated from biological materials such as egg whites (Sigma Corporation), human plasma (ANAWA Immunochemicals, Inc.), or urine of patients with chronic renal tubular proteinuria (Research Diagnostics, Inc.). All such sources are expensive, thereby prohibiting widespread use. Kaizen has overcome this by producing low-cost, glycosylated recombinant human cystatin C on a small scale using the Pichia pastoris eukaryotic yeast expression system, which also enhances activity and stability against heating and proteolysis. Non-glycosylated cystatin only enhances activity and stability, however, not against heating and proteolysis. In addition, Kaizen has achieved a high level of protein purity, making it appropriate for many commercial applications should the level of protein purity be maintained upon scale up of production.

    Kaizen used site-directed mutagenesis to introduce specific glycosylation sites in human cystatin C. When expressed in the yeast Pichia pastoris system, the HCC was glycosylated, increasing the protein stability. After purification by hydrophobic interaction chromatography, the HCC is estimated to be over 95% pure, without any visible contaminants, degradation products, or truncation products.

    Expressed, recombinant human cystatin C represents a more economical form of manufacture, which could support broader commercial applications beyond the research sector. The Pichia system utilized in Kaizen's low-cost Recombinant Human Glycosylated Cystatin C production process ("the HCC Technology") offers several advantages over other expression systems including:

  •
  High expression levels (one gram per liter);

  •
  Easy scale-up in fermentors (from one liter to 10,000 liters); and

  •
  Inexpensive growth medium (one liter of medium costs less than $1).

CYSTATINS

Proteases—

    Proteolytic enzymes, or proteases, actively degrade proteins and by doing so, perform many functions in cellular metabolism. Proteases are involved in numerous and diverse physiological processes including the digestion of food, tissue remodeling, host defense, blood coagulation and the activation of pro-enzymes and pro-hormones. The uncontrolled proteolytic activity of host enzymes leads to pathological conditions resulting from irreversible tissue destruction (e.g., in inflammatory processes, including rheumatoid arthritis and periodontitis), or to tumor growth and metastasis. In addition to host proteases, exogenous proteases derived from infectious agents such as bacteria, viruses or protozoa promote the onset and perpetuation of infection.

Cysteine Proteases—

    Cysteine proteases ("CPs") belong to a diverse group of proteolytic enzymes, which contain an active-site cysteine residue. Endogenous cysteine proteases are normally localized to cellular lysosomes. Examples of cysteine proteases include the cathepsins B, H and L. The activity of CPs is essential to normal cellular metabolism, including intracellular protein turnover1,2, degradation of collagen3, and cleaving of precursor proteins4,5. To prevent unwanted and untimely proteolysis, CP activity is rigorously regulated by various methods, including endogenous inhibitors, pH changes, changes in redox potential, synthesis as a pro-enzyme, compartmentalization and degradation.6 An imbalance between active proteases and physiological inhibitors may result in several pathological processes such as Alzheimer's disease,7,8 muscular disorders,9,10 inflammation,11,12 and tumor growth and metastasis.13,14

    Cysteine proteases are also produced as an infectious agent by pathogens such as viruses, bacteria and protozoans. For example, viral CPs are produced by poliovirus, rhinovirus, human herpes simplex virus and human immunodeficiency virus.15,16 Bacterial CPs are produced by Clostridium histolyticum,17 Streptococcus pyogenes18 and Porphyromonas gingivalis.19 A number of protozoan parasites, including Leishmania tropica and Trypanosoma cruzi (the causative agent of American trypanosomiasis) also produce CPs.20 These proteases play a role in the replication or growth of the pathogen21,22,23 and are able to degrade tissues of the host to obtain nutrients or to facilitate host tissue invasion. Human malarial parasites also produce CPs, which are involved in the invasion, and rupture of erythrocytes, resulting in anaemia.20 As is illustrated by these examples, CPs are utilized by a wide variety of human pathogens, making their control an issue of medical importance.

Cystatins: Inhibitors of Cysteine Proteases—

    Protease inhibitors ("PIs") play an important physiological role in the regulation of proteases in both endogenous or disease situations, making PIs potentially valuable therapeutic agents in the battle against disease and infection. Cysteine protease inhibitors ("CPIs"), specifically inhibit cysteine proteases. CPIs constitute an essential regulatory step in the control of cysteine proteases, and are therefore important for maintaining cellular health.

    The cystatin super family is one example of cysteine protease inhibitors. Most cystatins are reversible, tightly binding competitive inhibitors of CPs24 which form equimolar complexes with their target enzymes.25,26 Cystatin C is a small non-glycosylated protein that appears to be an important inhibitor of lysosomal cysteine proteases. Currently, it is the most frequently investigated CPI family member, due to its involvement in the regulation of tumor invasion and metastasis, inflammation and some neurological diseases. In these diseases, a pathological state results from a disruption of the fine balance between the CPs and their inhibitors. Due to their potentially profound effect on cysteine proteases, cystatin C and other cysteine protease inhibitors are currently being tested for various medical applications.

BIOLOGICAL ACTIVITIES AND APPLICATIONS OF CYSTATINS

    Cysteine proteases and cystatins are abundant and have activities in almost all biological systems. Not only are they an integral part of the balance in normal cellular processes, but make an enormous contribution to infection and disease pathology. Many of the potential applications of cystatins are outlined in the following sections, and include:

  •
  Use as an anti-viral agent;

  •
  Use as a therapeutic or anti-infective agent;

  •
  Control of tumor growth and metastasis;

  •
  Control of disease pathology; and

  •
  Use in various food additives.

    As additional applications for cystatin are discovered, the market for cystatins is expected to grow exponentially.

Anti-viral Agent—

    Much attention has been focused on the antiviral effects of PIs, as many viruses require proteolytic cleavage to become mature and infectious.23,27 Studies indicate that cystatins possess antiviral activity that combat viruses including poliovirus, rhinovirus, coronavirus and herpes simplex virus. Egg white cystatin and human cystatin C inhibit virus production from poliovirus-infected cells without any cytopathological effects on the cells themselves.15,28 The replication of rhinovirus type 1A (the common cold virus) is also inhibited by egg white cystatin,15 the replication of coronavirus and herpes simplex virus is blocked by cystatin C29,30 and cystatin S.31 These studies demonstrate that cystatins have a strong potential as anti-viral agents.

Therapeutic Anti-infective Agent—

    Cystatins have antibacterial activity, as demonstrated by the fact that the growth of Porphyromonas gingivalis, a major oral pathogen, is inhibited by several cystatins.32,33,34,35 In addition, a peptide that mimics the protease binding site of cystatin C displays specific antibacterial activity against group A streptococci;18 mice treated with this cystatin-like peptide were protected against injection of lethal doses of this pathogen. Various studies have demonstrated that cystatins exert anti-parasitic effects against pathogens including schistosomiasis, amoebiasis, trypanosomiasis, malaria and Entamoeba histolytica.20,21,36,37,38,39 These studies imply that cystatins may have applications as therapeutic or anti-infective agents.

Control of Tumor Growth and Metastasis—

    Cysteine proteases play several roles in tumor growth and metastasis. CPs have been implicated in cancer malignancy by activating pro-proteases like pro-urokinase and the precursors of metalloproteinases.40,41 CPs present in the plasma membrane protrusions of cancer cells may facilitate tumor outgrowth through the degradation of stromal tissues and basement membranes.40,42 In addition, CPs can also interfere with chemotherapy through inactivation of the anti-tumor drug bleomycin.43 By inhibiting the activity of cysteine proteases, cysteine protease inhibitors may interfere with the processes of tumor growth and metastasis. Cystatins are actively being investigated as anti-tumor and anti-metastatic agents. It has been proposed that the progression of malignant tumor cells is associated with an altered ratio of inhibitor to cysteine protease, resulting in increased effective activities of the CP. However, ambiguous data have been presented on cystatin activity in malignant tumors, with activity found to be higher, similar or lower compared to the activity found in normal tissues.13,14 Recently it was demonstrated that increased expression of cystatin C inhibits motility and in vitro invasiveness of B16 melanoma cells,44 supporting the hypothesis that cystatins play a role in the maintenance of cell differentiation.

Control of Disease Pathology—

    Proteases and cystatins have recently been implicated in a wide variety of human diseases. Proteases are implicated in diseases such as muscular dystrophy, cancer, autoimmune disorders and Alzheimer's disease. In addition, CPs play an important role in inflammatory diseases like psoriasis, multiple organ failure, bronchiectasis, emphysema and arthritis. Their involvement is either direct, by tissue degradation, or indirect, by activation of pro-inflammatory mediators and other proteolytic enzymes.11,12,45,46,47,48,49,50

    The studies implicating cystatin C in disease processes are varied and numerous. The cystatin C gene (CST3) has recently been implicated as a susceptibility gene for late-onset Alzheimer's disease, especially in patients aged 75 years and older51 (Finckh et al, 2000). Post-mortem examinations of patients with Cerebral Amyloid Angiopathy ("CAA"), a condition that is characterized by the buildup of amyloid proteins in the capillaries of the brain, has demonstrated abnormally low levels of cystatin C protein52 (www.geneticalliance.org). In addition, decreased levels of cystatin C in cerebrospinal fluid ("CSF") may indicate the presence of neurologic diseases such as Guillain-Barre syndrome, chronic inflammatory demyelinating polyneuropathy and multiple sclerosis53 (Neurology: December 2000). Several studies have demonstrated that CPIs can limit tissue destruction in rheumatoid arthritis.54,55,56,57

    A definite link between cystatin C activity and tissue damage and disease pathology has been established, although the exact role for this CPI is not defined. More research needs to be done to delineate the precise contribution that cystatin C may make towards disease prevention.

Food Additives—

    Enzymatic modification of food proteins is an important part of the food industry in traditional and high technology food processing, as well as food spoilage. The food production industry currently uses protease inhibitors to control viscosity, elasticity, cohesion, emulsification, foam stability and consistency, flavor development, texture modification, nutritional quality, solubility, digestibility and extractability. Among enzymatic food protein modifications, "limited hydrolysis" is a technique receiving considerable attention as it yields products with improved properties and added value. Enzymatic protein hydrolysis is controlled in several ways, including the choice of enzyme(s) with appropriate specificity, and inactivation of the enzyme at an appropriate time with heat, pH, and ionic strength or by the addition of specific enzyme inhibitors. Uncontrolled or prolonged protein hydrolysis often results in the formation of bitter peptides, loss of desired structural and functional properties, and decreased food value.58,59 Considerable attention has recently been given to the use of cystatins, both to protect crops and as a food processing aid.60 As a result, there is enormous economic potential for the use of cystatins to control protein hydrolysis in food processing. Further research may identify new inhibitors, assess the influence of PIs on human digestive physiology, and help to understand the modes of action and kinetic properties of proteases in food products. This research will expand the possibilities of using alternative PIs in practical food applications.

MARKETS

    A significant commercial opportunity potentially exists for the Company given that existing sources of HCC prepared from urine and plasma are more costly than Kaizen's product. As described earlier, cysteine protease inhibitors are currently under evaluation for a number of potential medical and nutritional applications. Because Kaizen has achieved a high level of HCC protein purity, the Company believes it has the potential to be suitable for multiple commercial applications.

    The key potential market segments for HCC Technology were identified in an independent market assessment of research and technology report ("MART" Study—reference 61) prepared for Kaizen in February 2001. The MART Study was jointly funded by the National Research Council of Canada through its Industrial Research Assistance Program ("IRAP") program and Kaizen. The key market segments identified in the study include the strategic research chemical industry, the biopharmaceutical industry, and the food additives industry. The MART recommended that Kaizen would best consider a two-tiered market entry strategy, pursuing out-licensing agreements with:

  •
  First, the strategic research chemicals industry; and

  •
  Subsequently, the biopharmaceutical and food additives industry.

The Strategic Research Chemical Industry—

    The Company intends to initially target the research chemical market because an established market already exists for cystatin C. Upon completion of the initial round of financing, the Company will attempt to complete scale-up and purification of the HCC Technology on a high volume basis (See Item 2—Milestone 2). This residual HCC is to be sold to the research chemical industry. The Company believes this strategy will allow the Company to generate a revenue stream to support further R&D activities leading to the use of HCC in the biopharmaceutical and food additives sectors.

Current Market Conditions

    According to Chemical World Magazine survey, total spending on R&D chemicals increased 3.5%, to $8.3 billion in the year 2000. This market, however, is highly fragmented and dominated by a few major corporations.  Sigma Corporation alone has over 85,000 products generating $715 million in revenue.64 Table #1 describes several large companies that currently supply research reagents.

    Because only a few large corporations are currently producing cystatin C for use in the research chemical market, no precise usage statistics are available, however, despite the nature of the market, management believes the outlook for the HCC market is favorable given recent scientific discoveries and the number of emerging applications for the enzyme inhibitor. These discoveries and new applications are expected to create a high demand for human cystatin C within the research chemical sector.

Table #1

Company/Website	Symbol	Market Cap	Major Products	Annual Sales
Nycomed Amersham, Plc. www.amersham.com	NAM	$5.3 billion	Diagnostic and imaging products, protein research, drug discovery and development, and manufacture of biopharmaceuticals.	$1.8 billion
Roche Holding AG www.roche.com	ROG	$66.5 billion	Pharmaceuticals, diagnostics, vitamin and fine chemicals, flavor and fragrance additives.	$16.45 billion
ICN Pharmaceuticals, Inc. www.icnpharm.com	ICN	$2.3 billion	Pharmaceuticals to treat viral and bacterial infections, among others. Biomedical reagents for diagnostics and research.	$800 million
Merck Corporation www.merck.de	MRK	$6.4 billion	Pharmaceuticals, laboratory reagents, scientific laboratory products and laboratory chemical consumables, specialty chemicals laboratory distribution.	$5.9 billion
Sigma-Aldrich, Corp. www.sigma-aldrich.com	SIAL	$3.7 billion	Research and analytic reagents; biochemical, organic and inorganic chemicals, specialty chemicals, chromatography products.	$1.1 billion
Aventis, SA www.aventis.com	RPP	$61.9 billion	Prescription drugs, vaccines, plasma proteins, therapeutic proteins, diagnostics, crop protection, crop production and animal health and nutrition.	$19.7 billion
MDS, Inc. www.mdsps.com	MDS	$3.1 billion	Laboratory testing, imaging agents for nuclear medicine, sterilization systems research services, analytical instruments, medical/surgical supplies.	1.4 billion

Regulatory Environment

    With regard to the regulatory environments associated with each of the HCC applications, the strategic research chemical industry potentially presents the best commercial avenue for development of the HCC Technology; this is due to the minimal investment in time and funding required to produce a commercial application relative to the other industry sectors. To the best of the Company's knowledge, no testing or certification is required in order to sell HCC to research chemical retailers. As a result, the Company believes producing HCC for the research chemical industry represents the fastest and most profitable market entry strategy for the Company, allowing it to generate revenues that can be used to fund further research and development initiatives. The development time for market entry of HCC into the research chemical sector is estimated to be eighteen (18) months; this time, the Company anticipates will enable Kaizen to establish the desired level of purity and quality of the manufactured product. Concurrently, the Company expects the exact manufacturing formula to be determined with regard to precise concentrations and levels of enzymatic activity. To commercialize Kaizen's HCC Technology in the research chemical market, the Company anticipates a requirement of $260,000 in funding. This funding is necessary in order to:

  •
  Fund Kaizen's human recombinant human cystatin C scale-up efforts to achieve the Company's goals to increase overall yield, to achieve greater specific activity, and increase the percentage yield of glycosylated cystatin from the total yield of recombinant human cystatin C produced;

  •
  Establish a large scale production facility by way of corporate agreement;

  •
  Confirm the purity and enzymatic activity of cystatin on a large scale; and

  •
  Enter into distribution agreements with at least one product wholesaler.

Market Entry Strategy

    The Company notes that the time and costs necessary to commercialize the HCC Technology are somewhat dependent on the level of complexity associated with downstream purification and manufacturing scale-up. Once these objectives have been achieved, management anticipates actively marketing its HCC product within the scientific community. In doing so, the Company expects to utilize the following strategies:

  •
  Use scientific publications and research conferences to publicize and heighten awareness of Kaizen's technologies;

  •
  Use word of mouth among the scientific community;

  •
  Develop local and international partners;

  •
  Develop a reputation for purity and high quality product; and

  •
  Investigate other technology licensing options.

    The Company believes there will be strong demand for its HCC product as increasing demand for cystatins within the research community can be demonstrated based on an increase in related scientific publications indexed in "PubMed," the National Library of Medicine. Recent searches using the keywords "cystatin C", "cysteine proteases", "cysteine protease inhibitors", showed that the number of papers published with these key words has been increasing each year. The results are shown in Table #2.

    The number of papers published represents only a small proportion of the actual research being performed in an area at any one time. The numbers in Table#2 are in no way meant to represent the level of research being done in this area, but are shown to illustrate a trend in increasing research activity using cystatins.

Table # 2

Year	Keyword: Cystatin C	Keyword: Cysteine Proteases	Keyword: Cysteine Protease Inhibitors
2000	60	2549	588
1999	57	2050	545
1998	43	1544	576
1997	35	1239	437

Manufacturing and Distribution Channels

    The Company plans to out-source the scale-up and purification of its HCC Technology, and intends to use a combination of in-house expertise and contracted resources to manufacture and distribute its applications. The Company is hopeful that this strategy may allow the Company to penetrate markets rapidly in a cost-effective manner while retaining control of its proprietary technologies and technical expertise, and to take full advantage of the marketing leverage offered by well-established distribution companies. While this approach to commercialization is the most efficient from the standpoint of the Company's existing resources, it is recognized that a portion of margins will be forfeited through out-sourcing activities. The Company believes this is acceptable given the enormous capital expenditures that would be required to carry out such tasks in-house.

Product Positioning and Pricing

    Based on analysis of the market and the fact that no similar method is currently being used for commercial production, the Company expects the Kaizen HCC Technology to obtain a strong market share in the research chemical market. Cystatins have diverse applications as a therapeutic or preventative agent in infections and against food spoilage. While the Company believes many of these applications are promising, they require further research. If any of these applications is proven worthy, then demand for cystatin C will probably increase exponentially.

    While precise figures regarding the worldwide market for cystatin C do not exist, management has been able to identify three (3) commercial sources of cystatin C. These are shown in Table #3, and include the manufacturer, protein source, and estimated retail price per mg.67,68,69

Table # 3

Company	Source of cystatin C	Current Retail Price
Sigma Corporation (USA)	Egg White (85-95% pure)	$231/mg
ANAWA Immunochemicals, Inc. (Switzerland)	Human plasma (>99% pure)	$226/mg
ANAWA Immunochemicals, Inc. (Switzerland)	Egg White	$256/mg
Research Diagnostics, Inc. (USA)	Urine of patients with chronic renal tubular proteinuria. *(>96% Purity)	$350/mg* $200/mg

    Due to Kaizen's relatively low cost of production, approximately $0.10/mg (the cost of raw materials and wages to produce in a research laboratory; excludes packaging, distribution, capital assets, and other direct costs which would otherwise be required if produced commercially); and the potentially high demand for the product, the Company expects product pricing to be market-driven as opposed to cost-driven. Factors influencing market pricing will be:

  •
  The price of the product compared with competitive products; and

  •
  Increasing market demand for expanding research applications.

    Based on current market data, anticipated pricing for the HCC could be as high as $350 per mg, and still remain competitive with other products. In order to increase and promote consumption of Kaizen's HCC, larger amounts could be offered for sale with volume discounts.

The Biopharmaceutical Industry—

Current Market Conditions

    Based on information derived from the MART REPORT,the Company believes the global biopharmaceutical industry is currently valued at $307 billion and is projected to grow at 8% per annum, through the year 2002. As identified in the MART, the key potential worldwide therapeutic market segments for the Kaizen technology include: antiviral, antibacterial, anti-malarial, cancer therapy, osteoporosis therapy and Alzheimer's therapy. These are valued at $6 billion, $19.8 billion, $139 million, $10 billion, $3.4 billion and $461 million, respectively. All of these markets represent research growth sectors. Cystatin C and other CPIs are currently under evaluation for various potential medical applications. Most research, at present, is still at the pre-clinical stage of development. The Company expects CPIs will continue to be actively studied for new medical therapeutic applications, and as such present varied avenues for commercial development in the biopharmaceutical industry sector.

    Regulatory Environment65

    In order to enter the biopharmaceutical market, Kaizen's HCC would need to obtain approval as a new drug. This is a time consuming and very expensive process. Historically, only ten-percent (10%) of drugs tested in humans makes it through the development and approval process, and only thirty-percent (30%) of those approved generate enough sales to cover the average cost of development.

    After a compound has been identified as having some form of therapeutic efficacy and compound stability and scale up has been started, the drug moves into regulatory clinical testing. A drug must pass through a multi-staged clinical trials process prior to filing for Food and Drug Administration ("FDA") approval. The average cost for the entire process for a single drug is estimated at $500 million. On average, it takes twelve (12) to fifteen (15) years for a drug to make it to market. Statistically, only one of every thousand compounds that are evaluated even progress to human testing. Of these, only one of every five (5) drugs gets approved. Below is a brief outline of the drug discovery timeline for a single pharmaceutical. Notice should be taken that a pharmaceutical may be cancelled at any stage along the path, even after receiving FDA approval, if adverse effects are discovered.

Pre-Clinical Testing:

  •
  Years: 1-3.

  •
  Test Population: laboratory and animal studies.

  •
  Purpose: assess safety and biological activity.

  •
  Success Rate: 1/1000.

  •
  Estimated Cost: up to $200 million

Clinical Trials Testing (3 Phases)

  •
  Total Time: 2-10 years.

  •
  5 Drugs enter clinical trials from pre-clinical testing.

  Phase I:

    •
    Test Population: 20 - 80 healthy volunteers.

    •
    Purpose: determine safety and dosage.

    •
    Estimated Cost: $10—$20 million

  Phase II:

    •
    Test Population: 100 - 300 patient volunteers.

    •
    Purpose: evaluate effectiveness; look for side effects.

    •
    Estimated Cost: $20—$40 million

  Phase III:

    •
    Test Population: 1,000 - 3,000 patient volunteers.

    •
    Purpose: verify, monitor adverse reactions from long-term use.

    •
    Estimated Cost: up to $150 million

    As of January 2001, there were over 2000 clinical trials in progress. This estimate includes both therapeutics and medical devices. This number of clinical trials breaks down to Phase I (400), Phase I/II (102), Phase II (727), Phase II/III (73), and Phase III (766). These numbers include trials for previously approved drugs that are being applied to new therapeutic indications or through new dosage or delivery formats.

    The Company plans to initiate pre-clinical trials with the intention of out-licensing to a company with the resources to continue large-scale clinical trials. The Company intends to continue with pre-clinical trials of HCC to add value to the production technology and at the same time, anticipates identifying potential corporate partners to complete clinical trials.

Market Entry Strategy

    The costs to commercialize a product in this sector are the highest of any sector, due to the extensive human clinical program involved and on average cost of $500 million, over a twelve (12) to fifteen (15) year development period.61 The return on investment in this sector, for a drug satisfying largely unmet market needs, is likely to exceed those realized in other sector applications for the Kaizen technology. For example, the protease inhibitor Crixivan produced revenues in excess of $500 million in less than three (3) years on the market.61 The Company anticipates anti-infective and cancer treatment segments may offer the greatest potential for cystatin C, given the unmet market needs and the level of ongoing CPI R&D efforts.

    The biopharmaceutical industry represents the most varied avenue for development and commercial potential but also presents the greatest funding challenge. It is the Company's intention to out-license opportunities in this industry to yield the greatest returns, based on the level of profitability of the industry. Currently, three (3) pharmaceutical companies sell cystatin C, Sigma Corporation, ANAWA Immunochemicals, and Research Diagnostics Inc. These companies represent viable targets for licensing out manufacturing activities.

The Food Additives Industry—

Current Market Conditions

    The global food additives industry sector has an estimated market value of $16 billion (growth rate 6% per annum) of which the food enzyme segment is valued at $500 million.61 In the food processing industry, cystatin C is already under investigation to determine the extent it can prevent the spoilage of foodstuffs. Essentially, any food rich in protein could be a target commercial application for cystatins due to its ability to prevent the enzymatic degradation associated with food spoilage62,63.

Regulatory Environment61

    In order to enter the market as a food additive, Kaizen's technology must satisfy the pre-marketing regulatory requirements of the Canadian Food and Drug Act, as enforced by the Canadian Food Safety and Inspection Agency ("CFIA"), and the Center for Food Safety and Applied Nutrition ("CFSAN") in the US.

    CFSAN assures that the use of food and color additives in the US are safe for consumption. In addition, CFSAN implements notification programs for Generally Recognized as Safe ("GRAS") substances and many food contact substances. The federal regulations are outlined in the Food Additive Petition Regulations for Submitting Petitions 21 CFR Part 170. In general, toxicological studies need to be performed to determine the maximum dosage level that produces no observed adverse effect and to establish the "acceptable daily intake for man" ("ADI"). These studies can take up to two (2) years, with an additional year for submission and review. The MART estimated that the development costs, including the research and manufacturing process, could be up to $200 million over an estimated time to market of four (4) to seven (7) years. The Company intends to begin preliminary in-vitro toxicological studies prior to out-licensing the technology.

Market Entry Strategy

    Margins in the food additives sectors will largely be dependent upon the manufacturing efficiencies (i.e. ease and cost of production) achieved and to a lesser degree, the level of consumer acceptance and time to market. The Company anticipates licensing the technology has again been determined as the most appropriate course for development and commercialization.

Market Summary—

    Table #4 describes the potential market for HCC applications. It includes recent estimates of market size, anticipated levels of profitability, average time to market, and the average cost to commercialize a product.

Table # 4

	Global Market 1998	Level of Profitability (estimated)	Average Time to Market	Average Costs to Commercialize
Strategic Research Chemicals Sector	$8.3 billion growing at 5%	10% to 15%	1-2 years estimated	<$5 million estimated
Bio-pharmaceutical Sector	$307 billion growing at 8%	25% to 30%	12 years	$500 million +
Food Additive Sector	$16 billion growing at 6%	15% to 25%	3 to 6 years avg., but as long as 10 years	Up to $200 million

COMPETITION

    In order to reduce the competitive forces, the Company intends to enter into long-term contracts with strategic partners.

    The Company management has been able to identify several companies and universities around the world that are conducting research into the production of cystatin C. While these groups are actively working on attempts to purify and characterize the enzyme inhibitor, none have successfully purified an active form of the enzyme inhibitor that would be suitable for commercialization. The competitors (not all inclusive) identified are listed in Table #5 along with a brief description of their technology and the stage of development.

Table # 5

Company/University	Technology Description
Incyte Pharmaceuticals (United States)	Developing human cystatin-like protein and cystatin-encoding polynucleotides. Also developing a method for genetically engineered expression vectors to produce cystatin in host cells.
Oregon State University (United States)
A cDNA encoding the cysteine proteinase inhibitor cystatin has been isolated from trout. The encoded cystatin protein may inhibit cysteine proteases in food processing, for example during surimi production.
University of Lund (Sweden)	Using E. coli to express cystatin C DNA mutants.
National Taiwan Ocean University (Taiwan)	Using P. pastoris for high-level production of unmutated recombinant chicken cystatin C
Agricultural University of Wroclaw (Poland)	Extraction of cystatin from chicken eggs

Table 5—Information provided by Dr. Shuryo Nakai

    In addition to the companies identified in Table #5 that are working to purify and characterize the enzyme inhibitor, a number of companies are also testing protease inhibitors in human disease. Table #6 provides a list of clinical trials being conducted for various protease inhibitors identifying the indication, drug type, company, and phase of trials.66 Table #6 demonstrates that various protease inhibitors may have significant potential for the treatment of a variety of human diseases, supporting the Company assertion that cystatin C may have significant potential as a therapeutic drug in the future.

Table # 6

Indication	Drug type	Company	Phase
HIV/AIDS	Protease inhibitor	Pfizer	II
		Bristol Myers Squibb	II
		Triangle Pharmaceuticals	I & II
		Roche	III
	Non-peptide protease inhibitor	GlaxoSmithKline	III
		Boehringer Ingelheim	II
Hepatitis C	Protease inhibitor	Vertex Pharmaceuticals	Pre-clinical
Rhinovirus	Protease inhibitor	Pfizer	II
Inflammation	Matrix metalloprotease Inhibitors	Cell-Tech, Inc.	Pre-clinical / Phase I
Pancreatitis	Serine protease inhibitor	AstraZeneca	Pre-clinical
Lung Cancer	Matrix metalloprotease inhibitors	Cell-Tech, Inc.	II
		Bristol Myers Squibb	II
Brain Cancer	Matrix metalloprotease inhibitor	Pfizer	II

KAIZEN FOOD CORPORATION

    Kaizen Food Corporation is a British Columbia, Canada-based private company incorporated in July 1994 that is seeking to establish itself as a supplier of technology- based solutions, specifically—production of low cost recombinant human cystatins. Kaizen has assembled a balanced team of entrepreneurs (with proven experience in technology-based new venture startups and financing) and scientific researchers (with acknowledged credentials in commercializing promising techniques). The management and staff of Kaizen have over 30 years of combined industry experience.

    The principals of Kaizen are Dr. Shuryo Nakai, Mr. T.F. Fred Tham and Mr. Joseph Bowes. Kaizen acquired the worldwide rights to the HCC Technology from the University British Columbia, Canada to further develop, research, market, produce, distribute, and sub-license its low-cost Recombinant Human Cystatin C production process ("HCC Technology"); in turn, the Company is sub-licensing the HCC Technology from Kaizen. The Company has obtained rights The research methodology and the application of the HCC Technology was initially developed through the collaboration of internationally recognized food scientists, Dr. Shuryo Nakai, Dr. Soichiro Nakamura, Dr. Masahiro Ogawa, and the University of British Columbia ("UBC" located in Vancouver, Canada). Development of the HCC Technology to date has been facilitated through the financial contributions of Kaizen, as well as grants obtained through The Research Council of Canada's Industry Research Assistance Program ("IRAP").

    The HCC Technology uses a Pichia pastoris eukaryotic yeast expression system engineered to secrete glycosylated and non-glycosylated human recombinant cystatin C ("HCC") exhibiting enhanced activity and stability (protein breakdown) in an inexpensive growth medium. Kaizen has filed a patent application in conjunction with Drs. Nakamura, Ogawa and Nakai through the University Industry Liaison Office ("UILO") at UBC, and has exercised an option to license the HCC Technology from

UBC. Patent titled "Glycosylated Cystatin Substitution Analogs with Improved Heat Stability and their Uses" currently covers the United States ("US"), Europe and Canada.

    In addition to the Company obtaining the North American rights to Kaizen's technology, the Company has acquired access to management and research personnel with expertise and experience in the biotechnology industry. Kaizen has established infrastructures, such as research laboratory resources, scientific and administrative support personnel and industry contacts.

Kaizen Management Team—

    Kaizen has in place a team of experienced business and scientific personnel to provide core management skills during the initial stages of development for day-to-day operations. The current management team of Kaizen consists of Mr. Fred Tham, Director and President, Dr. Shuryo Nakai, Chief Technical Officer, and Mr. Joseph Bowes, Director and Secretary.

    Kaizen expects to retain professional advisors and contract personnel experienced in technology licensing, intellectual property protection, and clinical development of biotechnology products on a demand-driven basis. Kaizen also intends to hire a Chief Operating Officer ("COO"), who will be directly accountable to the Company board of directors, within twelve (12) months of funding. The selected individual will possess:

  •
  a PhD in a related field;

  •
  experience developing, testing, refining, and licensing products;

  •
  demonstrated knowledge of industry protocols; and

  •
  corporate leadership skills, a proven track record, and the ability to manage a young, fast growing, innovative company.

Mr. Fred Tham, Lic. Acct., Director and President

    Mr. Tham is a co-founder of Kaizen and has provided management services since its inception in 1994. From 1998 to the present, Mr. Tham also serves as a Director and the President of Joist Management Limited, a company based in Kowloon, Hong Kong. From 1998 through 2000, Mr. Tham was a Director and Vice President of Business Development for Janex Industries Ltd. of Hong Kong, an investment holding company involved in a number of early stage enterprises. Mr. Tham served as a Director and the President of Kazari International, Inc., a Nevada corporation with offices in Kowloon, Hong Kong, from 1998 to 1999. From 1997 to 1998, Mr. Tham was a Director and President of Okane International Enterprises, Inc., a Nevada corporation with an office in Vancouver, British Columbia, Canada. In 1996 to 1997, Mr. Tham was a Director and President of Geoasia Enterprises Ltd., a Nevada corporation with an office in Vancouver, British Columbia, Canada. From 1991 to 1995, Mr. Tham was CEO of Apex Travel Ltd. of British Columbia, Canada. Prior to 1991, Mr. Tham worked as the Corporate Accounting Manager for Evernet Systems, Inc of Los Angeles, California from 1989 to 1991, and Lamford Forest Products of New Westminster, British Columbia, Canada, from 1986 to 1987. While Mr. Tham is currently managing the corporate development of Kaizen, a new Chief Operating Officer with experience in early stage biotechnology companies is anticipated to be hired upon receipt of funding.

Dr. Shuryo Nakai, PhD, Chief Technical Officer

    Dr. Nakai is a co-founder of Kaizen and has provided management and technical expertise since inception. He received his PhD from the University of Tokyo, Tokyo, Japan, in 1962. Dr. Nakai is currently working (and has since 1992) as a Professor Emeritus with the Department of Food Science at the University of British Columbia, Canada. From 1975 to 1991, Dr. Nakai was a Professor in the Department of Food Science at UBC. Dr. Nakai was also an Assistant Professor in the Department of

Animal Science and Food Science, at UBC from 1966 to 1975. From 1962 to 1966, Dr. Nakai was an Assistant Professor with the Department of Food Science at the University of Illinois, and from 1950-1962, Chief Chemist, Central Research Institute for the Meiji Milk Prod. Co., in Tokyo, Japan. Dr. Nakai has received a number of awards including the WJ Eva Award of Excellence from the Canadian Institute of Food Science and Technology in 1982 as well as the prestigious Killam Research Prize in 1986. His current research interests include the genetic engineering of preparing proteolytic enzymes, hormones and antibodies for food processing, prediction of protein functions using data obtained from Raman spectroscopy and NMR, computer aided optimization of genetic projects, utilization of antibodies separated from cows milk and eggs for prophylaxis, and computer aided prediction of food spoilage using chromatography. Dr. Nakai is responsible for the scientific development of all Kaizen technologies and will oversee the scientific aspect of all operations.

Mr. Joseph Bowes, MBA, CA, Director and Secretary

    Mr. Bowes is a co-founder of Kaizen and has provided management and technical services since inception. Mr. Bowes is also founder and currently (1987 to present) President of Angus Management, Ltd. of Vancouver, British Columbia, Canada. Angus provides specialized management and consulting services to entrepreneurs and early stage companies. Previously (from 1988 to 1990), Mr. Bowes was Chief Financial Officer, Vice President and Director of Achievers International, Ltd. Achievers International was a franchise that provided employee training through a network of associates in Canada and the US. Other positions Mr. Bowes has held include Corporate Controller with Cevaxs Corporation (from 1986 to 1988), and from 1982 to 1986, Senior Consultant with Price Waterhouse LLP. Mr. Bowes is currently helping to manage and develop Kaizen's infrastructure and will assist in the selection of a new Chief Operating Officer who will take over responsibility of daily operations upon appointment.

Scientific Advisory Board—

    Kaizen has assembled a Scientific Advisory Board to guide the selection and commercial development of the HCC Technology. The current members of Kaizen's Advisory Board include:

Dr. Christine H. Scaman, PhD

    Dr. Scaman holds a PhD in Food Science from the University of Alberta, Canada. Dr. Scaman is currently (and since 1995) on the faculty of the University of British Columbia, Canada, in the Department of Food Science as an Assistant Professor. From 1993 to 1995, Dr. Scaman was a Post Doctoral Fellow in the Department of Chemistry at the University of Alberta, Alberta, Canada. In 1993, Dr. Scaman was also a lecturer with the Northern Alberta Institute of Technology. Prior to this, Dr. Scaman, in 1991 and 1992, was a Post Doctoral Fellow with the Department of Food Science at the University of Alberta. From 1988 to 1990, Dr. Scaman was a graduate student working on her thesis at the University of Alberta, Canada. From 1985 to 1987, Dr. Scaman worked for Agriculture Canada as a Microbiology/Enology Technician, Alberta, Canada.

Dr. Masahiro Ogawa, PhD

    Dr. Masahiro Ogawa holds a PhD in Chemistry from Sophia University in Tokyo, Japan. Currently, and since 1999, Dr. Ogawa has been on the faculty of Agricultural Sciences at the University of British Columbia, Vancouver, British Columbia, Canada, as a Research Associate. Prior to that from 1998-1999, Dr. Ogawa was a Post Doctoral Fellow at the University of British Columbia. From 1996 to 1998, Dr. Ogawa was a Post Doctoral Fellow at the Japan Society for the Promotion of Science, Japan. Dr. Ogawa was also a Research Associate, Department of Chemistry, Faculty of Science and Technology at Sophia University in Tokyo, Japan from 1995 to 1996. Dr. Ogawa's current activites as a visiting scientist include work on development and improvement methodologies related to the production of low cost recombinant human cystatins. Dr. Ogawa has worked under the direction of

Dr. Nakai for over three (3) years and will continue to contribute his expertise to the development of the HCC Technology.

Dr. Soichiro Nakamura, PhD

    Dr. Soichiro Nakamura holds a PhD in Agricultural Sciences from Tottori University, Tottori, Japan. From 1999 to the present, Dr. Nakamura is a Professor at Shimane University, Shimane, Japan. Previously, from 1994 to 1999, Dr. Nakamura was a Professor at Ube College, Ube, Japan. From 1994 to 1997, Dr. Nakamura was a Research Associate at the University of British Columbia, British Columbia, Canada. From 1991 to 1994, Dr. Nakamura served as an Associate Professor at Ube College. For one year in 1990, Dr. Nakamura was an Associate Professor with Yamaguchi University, Yamaguchi, Japan, and from 1976-1991, Dr. Nakamura was a lecturer at Ube College. Dr. Nakamura has published the following papers: pH Regulation Affects the Glycosylation of Mutant Lysozyme Having the N-linked Signal Sequence in Yeast; Improvement of Antimicrobial Action of Lysozyme by Chemical Modifications; and New Methods for Improving Functionality of Egg White Proteins.

Kaizen Corporate Structure—

    The organizational chart provided below provides an illustration of the roles and responsibilities that will be fulfilled by individuals within Kaizen. The position of Chief Operating Officer is expected to be filled within 12 months of funding. As with any organization, additional personnel, support, or expertise may be acquired as necessary.

NEWTECH OPERATIONS AND BUSINESS RELATIONSHIPS

    Kaizen brings the Company a fully functional research and development biotechnology package. Future employees of Kaizen are expected to be primarily involved in research and development, production, and sales and marketing.

    The Company is not subject to any collective bargaining agreement.

    The Company expects to have a small, in-house accounting staff to handle billings, collections, payables, payroll and bookkeeping duties. Initially, billing and collections will primarily relate to the research chemical sector for direct sales and/or royalties from sub-licensing. Royalty fees will require prompt monthly payment, therefore, it is anticipated that receivables will be kept to a minimum. The Company may, from time to time, choose to engage independent consultants who have expertise in related businesses and in other forms of biotechnology.

    Cystatin C produced using Kaizen's production process will have a number of commercial applications. Those applications currently identified include the research chemical industry, the biopharmaceutical market, and use as a food additive to protect against food spoilage. To facilitate efficient commercialization of the human cystatin C production process, management intends to enter into a number of strategic partnerships with established biotechnology companies to outsource all clinical trials in order to reduce manufacturing costs and to facilitate market distribution of cystatin C applications. Furthermore, the Company will seek to form partnerships with companies that may create synergies with the Company's business in order to increase efficiencies. The Company's sales and marketing personnel will actively work to develop inter-corporate relationships and identify new opportunities. These approaches to commercialisation are intended to reduce the Company's infrastructure and capital requirements.

    The Company intends to begin generating revenues from the sale of recombinant human cystatin C by targeting the already established, but fragmented, research chemical industry once large-scale production capabilities have been established and characterized, and/or within eighteen (18) months of funding. This prevailing target market will afford the Company lower market penetration expenses and maintainable margins due to its low cost of production. The cash flow generated will be used in part to support research and development (i.e. pre-clinical trials) of other commercial applications of cystatin C. Furthermore, Kaizen is in the process of applying for, and has successfully received in the past, research grants (i.e. the National Research Council of Canada) that will additionally support future research and development ("R&D") activities.

    A combination of in-house expertise and contracted resources will be used to manufacture and distribute the Company's applications for the research chemical sector. This strategy will allow for the rapid penetration of markets in a cost-effective manner while retaining control of its proprietary technologies and technical expertise, and to take full advantage of the marketing leverage offered by well-established distribution companies. While this approach to commercialization is the most efficient from the standpoint of the Company's existing resources, it is recognized that a portion of margins will be forfeited through out-sourcing activities. The Company management believes this is acceptable given the capital expenditures that would be required to carry out such tasks in-house.

    The Company plans to initiate pre-clinical trials with the intention of out-licensing to a company with the resources to continue large-scale clinical trials. The Company intends to continue with pre-clinical trials of HCC to add value to the production technology and at the same time, will identify potential corporate partners to complete clinical trials.

    Currently, there are no existing supply contracts to which the Company is committed. The Company does not expect to be dependent on any individual suppliers for essential raw materials, energy or other products. However, the Company may be required to pay royalties for certain licensed processes used in the manufacturing of its product. RCT, a company that owns the rights to the Pichia pastoris system, will charge a royalty on any commercial application of three to five percent, plus up-front payments, on antibiotic production for human use, although it may be possible to negotiate this royalty downward for cosmetic or food use.

    The Company anticipates that it will voluntarily file periodic reports as required by the Securities and Exchange Act of 1934 (the "1934 Act"), even if its statutory obligation to file such reports is suspended thereunder. The public may read and copy any materials the Company files with the U.S. Securities and Exchange Commission (the "SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also call the Public Reference Room at 1-800-SEC-0330. The public may also obtain any materials the Company files electronically with the SEC at the SEC's website http://www.sec.gov.

PROPRIETARY INFORMATION

    To-date, the Company has made no cash expenditure on research and development. The Company has not yet commenced operations and is dependent on proprietary information and/or licensing agreements.

    Protection of intellectual property is of critical importance to the Company. Kaizen has filed patents in North America and Europe. It is not know at this time whether Kaizen will be granted all, some or none of the patent filings. The commercial success of the Company may also depend upon its products and/or processes not infringing any intellectual property rights of others and upon no such claims of infringement being made

    The Company anticipates using partial proceeds from the current round of financing for patent protection in North America and Europe. The Company is also protecting its proprietary knowledge and intellectual property by requiring all consultants, contacts, and potential investors to enter into non-disclosure agreements.

GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES

    To the management's knowledge, the Company's HCC product intended for the research chemical sector is not subject to material regulations. However, once the Company's products are developed for the biopharmaceutical and food additive markets, the Company anticipates it will be subject to various governmental regulations (e.g. United States Food and Drug Administration). In Canada, the Company's operations are subject to health regulations within the various provinces in Canada. In the United States, the Company's operations are subject to the regulations enacted by the U.S. Department of Health. The operations of the Company may also require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out its business plan. (See—Section on Markets)

RISK FACTORS

    The Company is almost exclusively dependent on the efforts of its officers and directors, Terry Woo and Chui Keung Ho and has no depth of management.

    The Company's success is dependent, to a large degree, upon the efforts of its head researcher, Dr. Shuryo Nakai. The loss or unavailability of Dr. Nakai could have an adverse effect on the Company. At the present time, the Company does not maintain key man life insurance policies for this individual. Also, the continued success and viability of the Company is dependent upon its ability to attract and retain qualified personnel in all areas of its business, especially management positions. In the event the Company is unable to attract and retain qualified personnel, its business may be adversely affected. There are currently no employment agreements in place.

    The Company's present management structure, although adequate for the early stage of operations, will likely require significant augmentation as operations commence and expand. The ability of the Company to recruit and retain capable and effective individuals is unknown, although there are many such people within the industry worldwide. The Company's current Officers have no prior experience in the biotechnology industry. The loss of the services of its current Officers, or the inability of the Company to attract, motivate and retain highly qualified personnel in the future, could, if and when the Company commences operations, have a materially adverse effect upon the Company's operations.

    There are various interrelationships between the officers and directors of the Company which create conflict of interest that might be detrimental to the Company. The officers and directors will not be able to devote full time to the affairs of the Company as each has other business interest to which the devote some of their time.

    Pursuant to the Company's Articles of Incorporation, the Company's management is indemnified by the Company against liabilities for any act performed in their capacity as agents of the Company to the maximum extent permitted by Nevada Law. Amounts paid in satisfaction of such indemnification obligations will increase the Company's expenses, and negatively impact its operating results.

    There can be no guarantee that the Company will experience significant growth because it has been in operation since 1998, and to date, has achieved minimal results.

    The Company has three years of operating history with minimal results upon which to base an evaluation of its business and prospects. Operating results for future periods are subject to numerous uncertainties. These uncertainties include such critical factors as historically minimal profits and uncertainty as to actual demand for its products. There can be no assurance that the Company will achieve or sustain profitability on an annual or quarterly basis. The Company's prospects must be considered in light of the risks encountered by companies in early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including the demand for the Company's pre-clinical cystatin products, the level of product and price competition, and the Company's success in attracting and retaining motivated and qualified personnel.

    The Company may not be able to raise additional funds for expansion and/or growth; and, if not available, the shareholders may lose their entire investment. Additional financing may come in the form of securities offerings or from financing. If additional shares are issued to raise capital, existing shareholders will suffer a dilution of their stock ownership in the Company, however, the book value of their shares will not be diluted, provided additional shares are sold at a price greater than that paid by shareholders. Management currently does not anticipate that subsequent offerings will dilute the book value of its common stock. In the event the Company has not achieved certain milestones, or consummated the $3.0 million financing by May 31, 2004, the Company will have (i) severe cash flow and liquidity problems, and (ii) may cease at that point to be viable commercial entity.

    There is no assurance that the Company will be able to grow internally to the level that would be necessary to support a higher level of sales.

    The Company intends to enter into markets that are difficult to predict in terms of the level of demand for the Company's product and/or processes. In addition, such markets are or likely will be subject to intense competition from both private and public businesses nationally and/or around the world, many of whom have greater financial and technical resources than the Company. Such competition as well as any future competition may adversely affect the Company's success in the marketplace. There can be no assurance that the Company will be able to successfully compete therewith.

    The Company will be relying upon new and developing technologies. The Company's applications under development are based on technologies that are relatively new to the market. As a result there remains a risk associated with the timing of the completion of the HCC Technology and the acceptance in the scientific marketplace. The technology necessary to create products and processes such as the ones the Company might be offering potentially exists today and is readily accessible. However, the cost and time investment necessary to participate in biotechnology research and development provide some barriers to entry.

    Kaizen has filed patents for North America and Europe for modified, glycosylated, heat-stable cystatins and methods of making and using these cystatins. It is not know at this time whether Kaizen will be granted all, some or none in the patent filing. The commercial success of the Company may also depend upon its products and/or processes not infringing any intellectual property rights of others and upon no such claims of infringement being made.

    The Company's business activities may be affected in varying degrees by political instability and changing government regulations relating to the industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of concession, environmental legislation, and safety. The effect of all of these factors cannot be accurately predicted.

    The Company's potential operations make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. Management will undertake to hedge currency risks by negotiating its joint venture agreement cash receipts in U.S. dollars. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Company may suffer losses due to adverse foreign currency fluctuation. Such fluctuations may also influence future contribution margins.

    The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out its plan.

    To proceed to attempt to implement its goals, the Company will rely on internally prepared forecasted financial statements, which are predicated on certain assumptions, including assumptions of revenue and expense and the occurrence of certain future events, which in turn were based on management's considered assessment of prevailing conditions and management's best estimates of future events. Should, for example, product yields or prices deviate from the levels assumed in the internal forecasted statements, then the Company's projected revenue and profits will be adversely affected. Similarly, should the Company's actual costs exceed the assumed levels, then the impact on the Company's projected profits would likewise be adverse. In the final analysis, the return to shareholders will in large part be determined by management's ability to execute the Company's plan as projected, and there can be no assurances provided of their success with respect thereto. There can be no assurance whatsoever as to the future financial performance of the Company. They are based upon current information and certain extrinsic factors, some of which are beyond the control of the Company, and/or subject to various assumptions, such as the Company's ability to obtain additional financing and its ability to implement its plan.

    The Company has a limited cash position and there is no assurance that the Company will be able to meet its future capital requirements.

    The Company currently has limited sources of operating cash flow to fund future projects or corporate overhead. The Company has limited financial resources, and there is no assurance that additional funding will be available. The Company's ability to continue to operate will be dependent upon its ability to raise significant additional funds in the future.

    The Company does not pay a cash dividend to shareholders and shareholders and future shareholders cannot be assured that the Company will pay a dividend in the future.

    The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. Further, the actual amount of any potential future dividends received from the Company will remain subject to the discretion of the Company's Board of Directors.

    Dilution could occur to existing and future shareholders because the Company is authorized to issue up to 30,000,000 shares of Common Stock. The Company has not authorized any Preferred Stock.

    There is not now, and may never be, a public market of any kind for the securities issued by the Company, including the Shares. There is no assurance that the price of the Shares in any market that may develop will be greater than the offering price. As a result of these factors, shareholders may not be able to liquidate their investment.

    The securities of the Company are in the "penny stock" classification and there are risks including, but not limited to, lack of liquidity in the market for the Company's stock to the shareholders as a result of this classification.

    The Company's stock is subject to "penny stock" rules as defined in the 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

    The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

    In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares in the United States and shareholders may find it more difficult to sell their shares.

    There are no assurances that the Company will be able to satisfy all such conditions precedent within the prescribed time limits. In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this document, potential investors should keep in mind other possible risks that could be important. Each prospective investor should carefully consider the foregoing risk factors and consult their own professional advisors to assess income tax, legal and other aspects of an investment in shares.

SIGNIFICANT CUSTOMERS AND/OR SUPPLIERS

    The Company has no significant customers and/or suppliers.

EMPLOYEES

    As of October 8, 2001, the Company has no employees. The Company does not employ full-time or part-time employees.

    The Company anticipates that, if and when the Company becomes fully operational, the Company and Kaizen expects to hire additional employees. Specifically:

  •
  A Chief Executive Officer with expertise in biotechnology field;

  •
  A sales and marketing manager;

  •
  One administrator/bookkeeper;

  •
  Two lab technicians; and

  •
  Two researchers.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

    The Company is currently in its early stage of development, and expects to reach milestones more fully set forth below by entering into agreements with one or more investors or investor groups. The Company currently requires a total of $3.0 million in capital to commence operations, which it proposes to raise from overseas financial institutions and/or individuals. There are currently no agreements or understandings with any person or entity with respect to the aforesaid financing.

    The Company has identified a number of scientific and financial milestones that must be achieved before the Company can commercialize the HCC Technology in the strategic research chemical industry, the biopharmaceutical industry and the food additive industry. These milestones include:

  •
  Patent Strategies

  •
  Selection of a large-scale production facility;

  •
  Re-confirmation of purification/activity after scale-up;

  •
  Conducting preliminary toxicology tests;

  •
  Conducting pre-clinical trials confirming anti-bacterial activity;

  •
  Conducting pre-clinical trials confirming anti-tumor activity; and

  •
  Clinical trials and toxicology tests.

    The Company believes there are milestones that must be achieved before the HCC Technology can be commercialized within a given sector differ considerably. Table #7 identifies those objectives that must be carried out before commercialization can occur in each of the three target markets.

Table # 7

    Scientific milestones numbered one (1), two (2), and three (3) are necessary for the Company to potentially out-license the HCC Technology in the strategic research chemicals industry, the biopharmaceutical industry and the food additives industry. Although the Company expects to will undertake all identified milestones, the Company anticipates that the primary focus will initially be on the research chemical industry. The Company believes revenue stream generated from sales of the HCC Technology in this sector will then be used to help fund milestones numbered four (4) through six (6), allowing for entry into the biopharmaceutical industry and the food additive industry. It is anticipated that the Company will utilize strategic alliances when entering into both the biopharmaceutical and food additives industries in order to reduce the level of required capital expenditures. Such partnerships, the Company believes will also allow the Company to achieve a greater degree of market recognition more quickly.

Milestone 1: Patent Strategies

    Kaizen expects to receive approval for its North American patents by July 2003. The patent has been filed in conjunction with the University Industry Liaison Office ("UILO") office at University Industry Liaison Office ("UILO") [is this sentence correct—or is it repeating itself—at the University of British Columbia?. While the level of additional capital expenditures required to obtain the patent is somewhat uncertain, costs are not expected to exceed $30,000. In addition, the Company intends to use proceeds from the current round of financing to help Kaizen obtain further patent protection in Europe. European patent rights are expected to cost an additional $10,000 and anticipated to take less than three (3) years to obtain. It is intended that these steps will ensure patent protection for the HCC Technology in all major markets. As more pre-clinical data are gathered, the Company is expected to file additional patents on new development, therefore patent cost incurred will increase exponentially.

Milestone 2: Selection of a Large-scale Production Facility

    Milestone 2 addresses validation of large-scale capabilities for the production of cystatin C. The commercial success of the HCC Technology is dependent on successful large-scale production of the protein. In order to enter the research chemical market, the biopharmaceutical market, or the food additive sector, sufficient amounts of active, purified protein must be produced in a cost efficient large-scale manner. From scale-up of Kaizen's human recombinant human cystatin C, the Company hopes to: increase overall yield; achieve greater specific activity; and, increase the percentage yield of glycosylated cystatin from the total yield of recombinant human cystatin C produced. Kaizen has demonstrated adequate expression in small cultures, and is now initiating those steps necessary to achieve scale-up to larger expression volumes.

    To do this, the Company will be out-sourcing all scale-up and production activities using HCC Technology. Kaizen estimates that sufficient production can be obtained within six (6) to nine (9) months. Estimated production costs are expected to average between $0.10/mg for the research chemical market and $0.30/mg for the biopharmaceutical market depending on the scale, manufacturing standards, and the precise purity of the protein. It is estimated by the Company that the cost of scale up for large-scale production will be approximately $70,000. These are initial estimates, optimization of large-scale cultures hopefully will increase product yield and purity.

Milestone 3: Re-Confirmation of Purification/Activity After Scale-Up

    Once viability of large-scale activity and purification is confirmed, the protease inhibitor activity of HCC must be characterized. Characterization refers to internal tests and procedures performed in order to establish agents' properties relative to its chemical peers. The activity of the protein must be quantitated in a papain inhibitory assay, the specificity of inhibition needs to be confirmed by testing against a panel of other proteases, and the activity needs to be compared to that of other commercially available CPIs. It is expected that activities related to this process will take between four (4) and six

(6) months and will cost in the range of $60,000. Kaizen has already demonstrated that HCC has protease inhibitory activity in papain inhibition assays. These initial studies utilized several different HCC variants, but for further studies, just a single patented HCC protein is expected to be selected. In addition, Pichia pastoris "null' supernatant (containing the expression plasmid without a coding insert) will be employed as a negative control for all assays. This will ensure that the inhibitory activity is specific to the cystatin and not an artifact of the yeast system or the buffers.

    Kaizen has begun initial characterization studies of the expressed HCC. Using papain inhibition assays, Kaizen has compared their wild-type (unmutated) and mutated HCC to commercially available cystatin C purified from egg whites (Sigma). The papain inhibition activity of the wild-type pure human modified cystatin C from Pichia pastoris HCC is approximately 14% of the commercially available cystatin C, due to aggregation of the HCC protein. The papain inhibition activity of the mutated HCC is approximately four times (4X) higher, and is approximately 55% of the commercially available cystatin C. This activity level is satisfactory to ensure commercial viability, and will continue to be optimized by the Company.

    Once the viability of the large-scale culture has been confirmed and the activity of the protein defined, the Company anticipates that the technology will be at a stage where it could be out-licensed or sold to the strategic research chemical industry. For the biopharmaceutical and the food additive industries, additional milestones must be met. The Company intends to initiate pre-clinical trials to add value to the technology in this respect.

Milestone 4: Preliminary Toxicology Tests

    The Company intends to conduct preliminary toxicity studies to ensure that the HCC is not toxic to healthy cells. Pichia pastoris "null' supernatant (containing the expression plasmid without a coding insert) will be employed as a negative control. The Company expects this step will be completed before pre-clinical trials begin to ensure that the cystatin does not harm normal cells. The Company expects to complete these studies in about six (6) months, at a minimal cost of about $10,000.

Milestone 5 & 6: Pre-clinical Trials

    Achieving this milestone, the Company believes, will include confirmation of activity in cell lines and animal models. The Company expects anti-bacterial and anti-tumor activity of HCC will be assessed using several species of bacteria and established cancer cell lines. "Null' supernatant (containing the expression plasmid without a coding insert) will be used as a negative control. Preliminary studies carried out by Kaizen have shown that the HCC has an anti-bacterial (or bacterial-static) effect at nanomolar concentrations. The Company intends to expand these studies to more tightly define the amount of HCC needed. Also, a spectrum of bacterial strains will be used in this process.

    Kaizen has demonstrated preliminary research showing the inhibition of cultured colon cancer cells by HCC. A role may therefore exist for cystatins in the control of tumor growth and the possible application of CPI's as cancer chemo-preventive agents. Kaizen has performed preliminary experiments to measure anti-tumor activity against colon cancer cells, and the studies show clear inhibition of growth at very low (nanomolar) concentrations. Although the data is preliminary in nature, it is still encouraging, and provides further evidence of the widespread applicability of cystatin proteins. Kaizen intends to out-source assays to further analyze the anti-tumor and anti-metastatic properties of HCC that have been detected. There are a number of major laboratories in Canada and the US that routinely screen novel compounds against a wide range of established cancer cell lines. It is believed by the Company that this strategy will enable the Company to quickly and cost-effectively generate data to support ongoing research and development. It is expected that these experiments will require up to eighteen (18) months, with an estimated cost of $500,000.

Milestones 7: Clinical Trials and Toxicology Tests

    If the above noted milestones have been achieved by the Company, the Company anticipates that the HCC Technology will be ready to undergo the clinical trials and toxicology tests. Such approval is required in order to use the HCC Technology as a pharmaceutical agent or in food additive applications.  At this stage, the Company intends to license the HCC Technology to another large pharmaceutical manufacturing company to carry out further research and development in these areas. While it is believed that this represents one of the most lucrative options for the Company, it does represent a long-term objective that would require considerable time and funding. Clinical trials and toxicology tests are among the most expensive aspects of developing any biotechnology product. As a result, time and costs estimates are not provided at this time, as management does not believe these can be relied upon in the near term.

    In the event the Company has not achieved certain milestones, or consummated a $300,000 financing by May 31, 2002, the Company will have (i) severe cash flow and liquidity problems, and (ii) may cease at that point to be a viable commercial entity. There can be no assurance that the Company will be able to consummate such financing before such date, or that even if such financing is consummated on or before such date, that the Company will not face liquidity problems or that each financing will be on economic and other terms acceptable to the Company.

FINANCING REQUIREMENTS

    The Company has prepared an early stage funding analysis focusing on the key tasks required to commercialize the HCC Technology. All proceeds raised will be used specifically for start-up costs, purchase of capital assets, the acquisition of biotechnology research and for working capital. The Company requires funding for:

  •
  General administrative and financing purposes;

  •
  Patent Strategies;

  •
  Large-scale production;

  •
  Re-confirmation of purification/activity;

  •
  Preliminary toxicology tests; and

  •
  Pre-clinical trials.

Table # 8

Proposed Spending Initiative	Amount
KAIZEN FUNDING REQUIREMENT—
Administrative & Office	$155,000
Marketing & Infrastructure	200,000
Working Capital	530,000
Remuneration	435,000

Sub-Total	$1,320,000
Patent Strategies	$40,000
Large-Scale Production	70,000
Purification/Activity Re-Confirmation	60,000
Preliminary Toxicology Tests	10,000
Pre-Clinical Trials	500,000

Sub-Total	$680,000
COMPANY FUNDING REQUIREMENT—
Administrative & Working Capital	$1,000,000

Total Funding Requirements:	$3,000,000
Stage I	$300,000
Stage II	2,700,000

Total Funding Requirements:	$3,000,000

    It is expected that the commercial development costs required to produce cystatin C for use in the research chemical industry using the HCC Technology will be approximately $300,000 (of which $260,000 has already been raised). Further administrative costs, working capital, and development of the HCC Technology through to pre-clinical trials will require further funding of $2.740 million in the 24 months following funding. The total funding requirements are $3.0 million over a three (3) year period. Table #8 represents the amounts that will be allocated to the proposed spending initiatives described in previous sections.

    The net proceeds from offerings that are not expended immediately may be deposited in interest or non-interest bearing accounts, or invested in government obligations, certificates of deposit, commercial paper, money market mutual funds or similar investments. The Company is currently not in arrears of the payment of dividends, interest, or principal payment on borrowing, nor is the Company in default on any debt covenants at the present time or during the most recently completed financial statements.

WORKING CAPITAL REQUIREMENTS

    The Company does not anticipate having any cash flow or liquidity problems over the next twelve months; however, in the event that the Company does not succeed in consummating $300,000 financing on or before May 31, 2002, the Company may be unable to operate and will have severe cash flow and liquidity problems which may force it to immediately cease conducting business.

    The Company is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. The Company is not subject to any unsatisfied judgments, liens or settlement obligations.

    The following table sets forth selected financial information with respect to the Company for the periods indicated. The data is derived from financial statements prepared in accordance with U.S. and Canadian generally accepted accounting principles. There are no significant differences between

Canadian and U.S. accounting principles requiring adjustments to the financial statements of the Company (see PART F/S—accompanying notes to the financial statements). The selected financial data should be read in conjunction with "Management's Discussion and Analysis or Plan of Operation," and accompanying notes included elsewhere in this Filing.

SELECTED FINANCIAL DATA

    The selected financial data in Table 9 for Fiscal 2001, ended August 31, 2001, and Fiscal 2000, ended August 31, 2000, was derived from the financial statements of the Company which were audited by Mike Bingham & Co., independent Chartered Accountants, as indicated in their report which is included elsewhere in this Registration Statement.

    The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operation." The financial data is derived from financial statements prepared in accordance with U.S. and Canadian generally accepted accounting principles. There are no significant differences between Canadian and U.S. accounting principles requiring adjustments to the financial statements of the Company (see PART F/S—accompanying notes to the financial statements).

Table No. 9
Selected Financial Data

Balance Sheet as at	August 31, 2001	August 31, 2000	August 31, 1999
Cash	$86,690	$—	$5,558
Working Capital	(193,720)	(46,158)	91,936
Total Assets	134,690	22,228	116,636
Shareholders' Equity (Deficit)	(153,720)	(26,158)	100,786
STATEMENT OF LOSS
Revenue	$—	$—	$—
Expenses	127,562	126,944	134,464
Net Income (Loss for) the Period	(127,562)	(126,944)	(134,464)
Shares Outstanding	11,060,000	11,060,000	11,060,000
Net Income (Loss) per Common Share	(0.012)	(0.011)	(0.012)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

    The Company was incorporated in the state of Nevada on July 27, 1998.

    Initially, the Company entered into a Letter of Intent with Kaizen Food Corporation on February 23, 1999, and an Option Agreement with Kaizen Food Corporation on June 30, 2000.

Cash Balances

    The Company maintains its major cash balances at one financial institution, Toronto Dominion Bank, located at 6544 Fraser Street, Vancouver, British Columbia, Canada. The balances are insured up to 60,000 (Cdn$) per account by the Canada Deposit Insurance Corporation. At October 8, 2001, there were no uninsured cash balances.

Liquidity and Capital Resources

Fiscal 2001, Fiscal 2000 and Fiscal 1999, Ended August 31

    Operating expenses for the fiscal year ended August 31, 2001, totaled $127,562 and the Company experienced a net loss of $127,562 against no revenues. The major expenses during this period were professional fees of $121,400, office expenses of $2,737, and stock promotion and transfer agent fees of $1,000 (Note: the Company did not incur any expenses for wages, rent and telephone).

    Operating expenses for the fiscal year ended August 31, 2000, totaled $126,944 and the Company experienced a net loss of $126,944 against no revenues. The major expenses during this period were professional fees of $127,771, office expenses of$1,644, and stock promotion and transfer agent fees of $385 (Note:the Company did not incur any expenses for wages, rent and telephone).

    Operating expenses for the fiscal year ended August 31, 1999, totaled $134,464 and the Company experienced a net loss of $134,464 against no revenues. The major expenses during this period were professional fees of $130,000, and office expenses of $4,464 (Note: the Company did not incur any expenses for wages, rent and telephone, and stock promotion and transfer agent fees).

    In Fiscal 2001, income rose slightly because of interest payments made on shareholders' loans.

    In Fiscal 2000, income fell slightly because of interest income earned on term deposits.

Forward Looking Statements

    From time-to-time, the Company or its representatives may have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by the Company with the Securities and Exchange Commission or other regulatory agencies. Words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project or projected," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The Reform Act does not apply to initial registration statements, including this filing by the Company. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements, so as to maximize to the fullest extent possible the protections of the safe harbor established in the Reform Act. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

    The risks identified here are not inclusive. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company's business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it access the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Inflation

    The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

ITEM 3.  DESCRIPTION OF PROPERTY

    The Company's corporate offices are provided by Joist Management Limited on a rent free basis. Kaizen's laboratory, operates from its rent free facility at the University. Management believes that this space will meet the Company's needs for the foreseeable future. The Company plans to move to different facilities when the $3.0 million financing is consummated (anticipated to be on or before May 31, 2004). The Company has no investments in real estate, securities, or other forms of property other than that disclosed in the Company's consolidated financial statements (see Part F/S).

    In order to reduce capital requirements, the Company does not plan to establish in-house pharmaceutical research or development facilities. Instead, management intends, through strategic alliances to utilize the expertise of recognized regulatory consultants and pharmaceutical development labs that have the required regulatory approvals to conduct the manufacture of drug formulation, and have existing sales and marketing divisions to market Kaizen's HCC application. The Company intends to retain control over the product development program, while contracting out manufacturing activities, pre-clinical studies, clinical trials, and regulatory approval components. The proposed corporate structure is intended to reduce expenditures and funding requirements, allowing available resources to be allocated towards pre-clinical trials.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The Registrant is a publicly-owned corporation, the shares of which are owned primarily by residents of Southeast Asian countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.

    Table No. 10 lists as of October 8, 2001, all persons/companies the Registrant is aware of as being the beneficial owner of more than five percent (5%) of the common stock of the Registrant.

Table No. 10
Five Percent Shareholders (None)

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner		Percent of Class
Common	Terry Woo 485 West 28th Avenue Vancouver, B.C. Canada V5Y 2K9	550,000	(1)	4.97%

#
Based on 11,060,000 shares outstanding as of October 8, 2001, and no options, warrants, rights of conversion or privileges or similar items to purchase shares of common stock.

(1)
550,000 of these shares are restricted pursuant to Rule 144.

    Table No. 11 lists as of October 8, 2001, all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 11
Shareholdings of Directors and Executive Officers

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Terry Woo 485 West 28th Avenue Vancouver, B.C. Canada V5Y 2K9	550000	4.97%

#
Based on 11,060,000 shares outstanding as of October 8, 2001.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

    Table No. 12 lists as of October 8, 2001, the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/Bylaws of the Company. The residence and citizenship of each director are listed below their names.

Table No. 12
Directors

Name	Age	Date First Elected or Appointed
Terry Woo Canadian Resident	34	July 27, 1998
Chui Keung Ho Hong Kong Resident	42	September 30, 2000

    Table No. 13 lists, as of October 8, 2001, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. The residence and citizenship of each director are listed below their names. The principal Executive Officers and Directors of the Company are as follows:

Table No. 13
Executive Officers

Name	Age	Director and Officer	Date of Board Approval
Terry Woo Canadian Resident	34	Chief Executive, President	July 27, 1998
Chui Keung Ho Hong Kong Resident	42	Treasurer, Secretary, Chief Financial Officer	September 30, 2000

    Terry Woo, 34, is the Chief Executive Officer, President and Director of the Company. For the past 7 years Mr. Woo has been involved with a number of start-up companies, business management and strategic planning projects for two Vancouver, Canada based companies (W.F. Woo Inc., Insurance Corporation of British Columbia), and three Nevada based companies (Geoteck International, Inc., Kincho Global Enterprises, Inc., Belair Enterprises, Inc.). Mr. Woo graduated from the University of British Columbia, Canada, with a Bachelor of Economics degree in 1990.

    Chui Keung Ho, 42, is the Chief Financial Officer, Secretary/Treasurer and a Director of the Company. For the last 12 years Mr. Ho has been involved in strategic planning, start-up operations and business management for Practical Brand Plastic Moundling Ltd., a Hong Kong Company, and two Nevada based companies (Okane International Enterprises, Inc., Zstar Enterprises, Inc.). Mr. Ho has extensive knowledge of manufacturing and import/export businesses in Hong Kong and China.

    There have been no events during the past three years (since inception) that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

  •
  any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

  •
  any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

  •
  being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

  •
  being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships

    There are no relationships between any of the officers or directors of the Company.

Other Relationships/Arrangements

    There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

ITEM 6.  EXECUTIVE COMPENSATION

    The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 2001, Fiscal 2000 and Fiscal 1999, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

    The Company has no formal stock option plan which has been approved by regulatory authorities or other long-term compensation program.

    During Fiscal 2001, Fiscal 2000 and Fiscal 1999, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

    The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

COMPANY'S FOUNDERS

    In July 1998, the Company issued Common Stock to the following Founders ($0.001 per share), for aggregate proceeds of $2,750. The stock issuance was approved by the written consent of the Directors of the Company on July 27, 1998:

Founders	Shareholding	Insider
Terry Woo	550,000	Chief Executive Officer, President and Director
Roberto Chu	200,000	Treasurer, Secretary, Chief Financial Officer, and Director
Kam Chun Hui	500,000	—
Chiu Shu Chen	500,000	—
Siu Hing Chan	500,000	—
Kar Chun Chow	500,000	—
TOTAL	2,750,000

    As of the date of this filing, there are no other directors, officers, key personnel or principal stockholders related by blood or marriage, except for the following:

**	Brother-in-law	Sister-in-law	Parent-in-law	Parent / Siblings
Terry Woo	Fred Tham, Ton Wah Tham	Suyan Ponich	Shiu Yong Tham
Fred Tham	Terry Woo	Judy Wone	Dr. Shuryo Nakai	Shiu Yong Tham, Ton Wah Tham, Suyan Ponich
Siu Hing Chan			Kam Chun Hui
Chiam Ai Ngoh			Kam Chun Hui

**
All reside at separate addresses.

    Fred Tham, an Officer and Director of Joist is also a shareholder (holding a 75% share interest) of Kaizen Food Corporation. Dr. Shuryo Nakai, a shareholder (holding a 20% share interest) and director of Kaizen.

ITEM 8.  DESCRIPTION OF SECURITIES

    The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, with a par value of $0.001 per share, of which 11,060,000 were issued and outstanding as of August 31, 2001, the end of the most recent fiscal year. The holders of Common Stock (i) have equal ratable rights to dividends, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to vote at all meetings of shareholders; (iii) to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iv) do not have preemptive subscription or conversion rights, and there are no redemption or sinking fund applicable thereto; and (v) are entitled to one non-cumulative vote per share, on all matters which shareholders may vote on at all meetings of shareholders.

    There are no sinking fund provisions applicable to the Common Stock.

    To-date there are no shares of Preferred Stock authorized and/or issued.

    Debt Securities to be Registered: Not applicable.

    American Depository Receipts: Not applicable.

    Other Securities to be Registered: Not Applicable.

TRANSFER AGENT

    The transfer agent for the shares of Common Stock is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah, 84117.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

    Presently, the Company's stock is not listed for sale on any exchange or trading medium. The Company intends to seek the listing of its Common Stock on the OTC Electronic Bulletin Board upon the effectiveness of this Registration Statement Filing. Until such time, there is no public market for the Company's Common Stock.

HOLDERS

    As of October 8, 2001, the shareholders' list for the Company's common shares showed that there are currently 35 registered shareholders and 11,060,000 shares outstanding of the Company's Common Stock.

DIVIDENDS

    The company has never declared or paid dividends on the common stock. Moreover, the company currently intends to retain any future earnings for use in its business and, therefore, does not anticipate paying any dividends on the common stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

    The Company is not aware of any pending or threatened legal proceedings as of the date of this Registration Statement. Further, the Company is not involved as a plaintiff in any material proceeding or pending litigation.

    The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

    Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

    On July 27, 1998, the Company issued 2,750,000 shares of its Common Shares to its initial (founders' shares) shareholders for a cash consideration of $2,750.00 ($0.001 per share).

    On February 15, 1999, the Company completed an offering of 8,250,000 shares of its Common Stock for a cash consideration of $82,500 ($0.01 per share).

    Thereafter, on April 30,1999, the Company completed an offering of 60,000 common shares for a cash consideration of $150,000 ($2.50 per share).

    The shares of common stock in all of the foregoing offerings, were offered pursuant to an exemption from registration provided under Section 3(b), Regulation D, Rule 504 of the Securities Act of 1933, as amended.

    The claim for exception under Rule 504 of Regulation D was based on the fact that the Company was not subject to the reporting requirements of section 13 or 15(d) of the Exchange Act; was not an investment company; and was not a development stage company that had no business plan or purpose or had indicated that its business plan was to engage in a merger or acquisition. The terms and conditions of Reg. 230.501 and Reg. 230.502 (a), (c) and (d) were also satisfied and the aggregate offering did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offerings.

    All investors in the above offerings were unrelated persons, companies and partnerships; no officers, directors, employees or affiliates participated in the offerings.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  •
  The Articles of Incorporation (Article VI) the Registrant, together with its By-laws, Article V, Section 9, address indemnification of its officers and directors.

    To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.751), as the same now exists or may hereafter be amended or supplemented, the Company shall indemnify its directors and officers, including payment of expenses as they are incurred and in advance of the final disposition of any action, suit, or proceeding. Employees, agents, and other persons may be similarly indemnified by the Company, including advancement of expenses, in such case or cases and to the extent set forth in a resolution or resolutions adopted by the Board of Directors. No amendment of this Section shall have any effect on indemnification or advancement of expenses relating to any event arising prior to the date of such amendment.

    To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.752), as the same now exists or may hereafter be amended or supplemented, the Company may purchase and maintain insurance and make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for any liability asserted against such person and liability and expense incurred by such person in its capacity as a director, officer, employee, or agent, or arising out of such person's status as such, whether or not the Corporation has the authority to indemnify such person against such liability and expenses.

PART F/S

ITEM 1.  AUDITED FINANCIAL STATEMENTS

    The financial statements and notes thereto as required under ITEM #13 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Mike Bingham & Co., independent Chartered Accountants, for the audited financial statements for Fiscal 2001, ended August 31, 2001, and notes thereto is included herein immediately preceding the audited financial statements.

CONTENTS:

  •
  Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

  •
  Auditor's Report

  •
  Consolidated Balance Sheet as at August 31, 2001 and August 31, 2000

  •
  Statement of Cash Flow for the Years Ended August 31, 2001 and August 31, 2000

  •
  Statement of Operations for the Years Ended August 31, 2001 and August 31, 2000

  •
  Statement of Changes in Shareholders' Equity For the Period July 27, 1998 to August 31, 2001

  •
  Notes to Financial Statements August 31, 2001 and August 31, 2000

  •
  Consent of Independent Auditor

BINGHAM & COMPANY
Chartered Accountants

300 - 1275 West 6th Avenue Vancouver, BC V6H 1A6 Tel: (604) 734-5454 Fax: (604) 734-5457	Michael Bingham, C.A. David Hovan, M.F.A.,M.B.A.

Comments by Auditor for U.S. Readers
on Canada-U.S. Reporting Difference

To the Shareholders,
Newtech Resources Ltd.

    In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 9 to the financial statements of Newtech Resources Ltd. for the years ended August 31, 2001 and August 31, 2000. Our report to the shareholders dated September 7, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Vancouver, British Columbia September 7, 2001	/s/ Bingham & Company Chartered Accountants

BINGHAM & COMPANY
Chartered Accountants

300 - 1275 West 6th Avenue Vancouver, BC V6H 1A6 Tel: (604) 734-5454 Fax: (604) 734-5457	Michael Bingham, C.A. David Hovan, M.F.A.,M.B.A.

Auditor's Report

To the Shareholders,
Newtech Resources Ltd.

    We have audited the balance sheets of Newtech Resources Ltd. as at August 31, 2001 and 2000 and the statements of operations, cash flow and shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2001 and 2000 and the results of its operations, cash flows and shareholders' equity in accordance with generally accepted accounting principles.

Vancouver, British Columbia September 7, 2001	/s/ Bingham & Company Chartered Accountants

Newtech Resources Ltd.
(a development stage company)
(a Nevada Corporation)

Consolidated Balance Sheet

As at August 31, 2001 and August 31, 2000
(in U.S. Dollars)

	2001	2000
ASSETS
Current
Cash	$86,690	$—
Prepaid expenses	8,000	2,228

	94,690	2,228

Licence fee (Note 4)	40,000	—
Advances to Kaizen Food Corporation (Note 3)	—	20,000

Total assets	$134,690	$22,228

LIABILITIES
Current
Accounts payable and accrued liabilities	$28,410	$28,386
Notes payable—shareholders (Note 5)	260,000	20,000

Total liabilities	288,410	48,386

DEFICIENCY IN ASSETS
Capital Stock (Note 6)
Authorized—30,000,000 common shares with par value of $.001 Issued—11,060,000 common shares (2000—11,060,000)	11,060	11,060
Contributed surplus (Note 6)	224,190	224,190
Deficit	(388,970)	(261,408)

	(153,720)	(26,158)

	$134,690	$22,228

Commitments (Note 10)
Approved by the Board

/s/ TERRY WOO	Director

/s/ CHUI KEUNG HO	Director

The accompanying notes are an integral part of these financial statements

Newtech Resources Ltd.
(a development stage company)
(a Nevada Corporation)

Statement of Operations

For the years ended August 31, 2001 and August 31, 2000
(in U.S. Dollars)

	2001	2000
Expenses
Audit and accounting	$1,000	$1,000
Bank charges	10	73
Filing and registration fees	1,000	385
Interest on note payable	2,425	—
Interest income	—	(2,856)
Legal	1,727	571
Management and consulting fees (Note 7)	121,400	127,771

	127,562	126,944

Net loss for the year	(127,562)	(126,944)

Net loss per common share	$(0.012)	$(0.011)

Number of common shares outstanding	11,060,000	11,060,000

The accompanying notes are an integral part of these financial statements

Newtech Resources Ltd.
(a development stage company)
(a Nevada Corporation)
Statement of Cash Flow
For the years ended August 31, 2001 and August 31, 2000
(in U.S. Dollars)

	2001	2000
Operating activities—
Net loss for the year	$(127,562)	$(126,944)
Adjustments to reconcile net loss to net cash used by operating activities
Changes in operating assets and liabilities:
Decrease (increase) in prepaid expenses	(5,772)	10,000
Increase in accounts payable and accrued liabilities	24	21,386

Net cash used in operations	(133,310)	(95,558)

Investing activities—
Advances to Kaizen Food Corporation	—	(11,150)
Investment in licence	(40,000)	—

Cash used in investing activities	(40,000)	(11,150)

Financing activities—
Advances from shareholders	240,000	—
Advances to Kaizen Foods Ltd.	20,000	11,150

Cash provided by financing activities	260,000	11,150

Change in cash during the year	86,690	(95,558)
Cash, beginning of year	—	95,558

Cash, end of year	$86,690	$—

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	$—	$—

Income taxes	$—	$—

The accompanying notes are an integral part of these financial statements

Newtech Resources Ltd.
(a development stage company)
(a Nevada Corporation)
Statement of Changes in Shareholders' Equity
For the Period July 27, 1998 (Date of Inception) to August 31, 2001
(in U.S. Dollars)

	Common Stock ($.001) Par Value
			Capital in Excess of Par Value	Accumulated Deficit
	Shares	Amount			Total
Sale of common stock to founders	2,750,000	$2,750	$—	$—	$2,750
Sale of common stock	8,250,000	8,250	74,250	—	82,500
Sale of common stock	60,000	60	149,940	—	150,000
Net Loss	—	—	—	(134,464)	(134,464)

Balance August 31, 1999	11,060,000	11,060	224,190	(134,464)	100,786
Net Loss	—	—	—	(126,944)	(126,944)

Balance August 31, 2000	11,060,000	$11,060	$224,190	$(261,408)	$(26,158)
Net Loss	—	—	—	(127,562)	(127,562)

Balance August 31, 2001	11,060,000	$11,060	224,190	$(388,970)	$(153,720)

The accompanying notes are an integral part of these financial statements

Newtech Resources Ltd.
(a development stage company)
(a Nevada company)
Notes to Financial Statements
August 31, 2001 and August 31, 2000

1.  Operations

  The Company was organized under the laws of the State of Nevada on July 28, 1998. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

2.  Significant accounting policies

  (a)
  Use of estimates

    The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as at the date of the financial statements, the reported revenues and expenses during the reporting periods and the disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

  (b)
  Loss per share

    The Company reports loss per share in accordance with SFAS No. 128, Earnings per Share, which requires the reporting of both basic and diluted earnings per share. Net loss per share-basic is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Because the Company has no common stock equivalents, no difference exists between basic and diluted earnings per share.

  (c)
  Income taxes

    The Company follows the policies of Statement of Financial Accounting Standards No 109, Accounting for Income taxes which requires use of the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

  (d)
  Licence fee

    The licence fee is recorded at cost and will be amortized over a 5 year period, upon commencement of sales.

  (e)
  Financial instruments

    The fair values of the financial instruments approximate their carrying value.
    Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits.

    Cash balances are held principally at one financial institution and, may at times, exceed insurable amounts. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

3.  Advances to Kaizen Food Corporation

  The advances to Kaizen Food Corporation are due on demand and bear interest at 7% per annum from June 1, 2002.

4.  Licence Fee.

  The Company acquired from Kaizen Food Corporation, the exclusive North American rights to market, sell and distribute technology referred to as "Modified Cystatins". As condition of the license agreement, the Company is to pay cash or arrange financing in the amount of $40,000 on June 30, 2001 and an additional $2,000,000 on June 30, 2002.

5.  Short term borrowings

	August 31, 2001	August 31, 2000
Notes payable to shareholders, Bearing interest at a rate of 10%	$260,000	$20,000

  The note payable to a shareholder is due on demand and bears interest at 10% per annum.

6.  Share capital

  In July 1998, the Company issued 2,750,000 shares of its Common Stock to its initial shareholders for cash consideration of $2,750 ($0.001 per share).

  In February 1999, the Company issued 8,250,000 shares of its Common Stock for cash consideration of $82,500 ($0.01 per share)

  In March 1999, the Company issued 60,000 shares of its Common Stock for cash consideration of $150,000 ($2.50 per share)

  There are no warrants or options to purchase common stock as at August 31, 2001.

7.  Related party transactions and management services

  Joist Management Ltd. is related by management contract to provide administrative and general office services to the Company. None of the shareholders, officers or directors of Joist Management Ltd. are shareholders of Newtech Resources Ltd. The Company paid management fees of $120,000 and $120,000 for the years ended August 31, 2001 and August 31, 2000 respectively.

8.  Income taxes

  The provision (benefit) for income taxes consisted of the following:

	2001	2000
Current:
Federal tax expense	$(43,000)	$(43,000)
State tax expense	—	—
Deferred
Federal tax expense	43,000	43,000
State tax expense	—	—

	$—	$—

  A reconciliation of differences between the statutory U.S. federal income tax rate and the Company's effective tax rate follows:

	2001	2000
Statutory federal income tax	34%	34%
State income tax—net of federal benefit	0%	0%
Valuation allowance	-34%	-34%

	0%	0%

  The components of deferred tax assets and liabilities were as follows:

	2001	2000
Deferred tax assets:
Net operating loss carryforwards	$132,000	$89,000
Valuation allowance	(132,000)	(89,000)

	$—	$—

  SFAS 109 requires that a valuation allowance be recorded when it is more likely that not that some or all of the deferred tax assets will not be realized.

  The Company recognized losses for the years ended August 31, 2001 and August 31, 2000. The amount of net operating loss carryforwards are approximately $389,000 and $262,000. The net operating loss carryforwards, if not utilized will expire in the years 2006 through 2008.

Note 9.  Going Concern

  The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Management's plan in this regard is to seek additional funding through equity and/or debt and upon achievement of scale-up to commercial production levels, commencing sales. Initially these sales will be made to markets, such as research laboratories, where FDA approval is not required. The operating expenses of the Company are expected to be lower with the reduction of startup costs associated with legal, accounting and consulting.

Note 10.  Commitments and Contingencies

  The Company's office space is provided to it on a month to month basis by its management company and is included in its management fee.

BINGHAM & COMPANY
Chartered Accountants

300 - 1275 West 6th Avenue Vancouver, BC V6H 1A6 Tel: (604) 734-5454 Fax: (604) 734-5457	Michael Bingham, C.A. David Hovan, M.F.A.,M.B.A.

Consent of Independent Chartered Accountant

    We hereby consent to the use in this filing statement on Form 10-SB of our reports dated Septermber 7, 2001, relating to the financial statements of Newtech Resources Ltd. as at August 31, 2001 and August 31, 2000.

Vancouver, British Columbia September 7, 2001	/s/ Bingham and Company Chartered Accoutant

PART III

ITEM 1  INDEX TO EXHIBITS

Exhibit	# Description
Exhibit 3(i)	Articles of Incorporation
Exhibit 3(ii)	By-laws
Exhibit 4.1	Specimen stock certificate evidencing shares of Common Stock
Exhibit 4.2	Form of Subscription Agreement used by the Company
Exhibit 10	Management Agreement dated August 22, 1998;
Exhibit 11	Statement re: computation per share earnings is stated elsewhere in this Filing
Exhibit 21	Subsidiaries of small business issuer
Exhibit 99.1	Option Agreement with Kaizen Food Corporation
Exhibit 99.2	Verification Statement from the Province of British Columbia, Canada, Ministry of Finance and Corporate Relations
Exhibit 99.3	Letter from Kaizen Food Corporation Granting the Company the Right to Exercise the Option
Exhibit 99.4	Market Assessment and Research Technology Study of Kaizen Technology (the "MART" Report)
Exhibit 99.5	Due Diligence and Indication of Value Report of Kaizen Technology
Exhibit 99.6	Integra Bioscience Consulting, Inc.—As advisors to Kaizen Food Corporation

SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWTECH RESOURCES LTD.
/s/ Terry Woo, President Terry Woo, President Date: October 8, 2001

APPENDICES

GLOSSARY OF TECHNICAL TERMS

Assay—A laboratory test performed under controlled conditions to quantitatively measure or define a characteristic of the tested item.

Bacteria—Tiny, unicellular, prokaryotic organisms that reproduce by cell division and usually have cell walls; can be shaped like spheres, rods or spirals and can be found in virtually any environment.

Clinical trials—Studies on new medical therapies that are required by the regulatory authorities before marketing approval is granted. Human clinical trials are only permitted following approval of the results from a series of pre-clinical studies. New drugs, devices or other therapeutics generally require two or three stages of clinical testing. See Phase I, Phase II and Phase III human clinical trials.

Creatinine—The end product after the compound creatinine has been metabolized. It can be found in muscle cells, blood, and urine. A test of the amount of creatinine in blood or in blood and urine shows if the kidneys are working right or if one or both are diseased.

Cystatins—A homologous group of endogenous cysteine proteinase inhibitors. Most cystatins are reversible, tightly binding competitive inhibitors of cysteine proteases which form equimolar complexes with their target enzymes.

Cystatin C—A small non-glycosylated protein that appears to be an important inhibitor of lysosomal cysteine proteases.

Cysteine—An amino acid with a thiol side chain. Cysteine is neutral, polar and found on the surface of proteins. Cysteine plays a special role in protein structure due to covalent disulphide links.

Cysteine proteases—Proteolytic enzymes, which contain an active-site cysteine residue.

Denaturation—A term used to describe the irreversible loss of native, higher-order structure of protein molecules in solution. Most globular proteins exhibit complicated three-dimensional folding described as secondary, tertiary, and quarternary structures. These conformations of the protein molecule are rather fragile, and any factor that alters the precise geometry is said to cause denaturation. Denaturation is defined as a major change from the original native state without alteration of the molecule's primary structure, i.e., without cleavage of any of the primary chemical bonds that link one amino acid to another. Loss of three-dimmensional structure usually produces a loss of biological activity. Thus, the denatured enzyme is often without catalytic function.

DNA (deoxyribonucleic acid)—The molecule that encodes genetic information. DNA is a doublestranded molecule held together by weak bonds between base pairs of nucleotides. The four nucleotides in DNA contain the bases: adenine (A), guanine (G), cytosine (C), and thymine (T). In nature, base pairs form only between A and T and between G and C; thus the base sequence of each single strand can be deduced from that of its partner.

E. coli—Common bacterium that has been studied intensively by geneticists because of its small genome size, normal lack of pathogenicity, and ease of growth in the laboratory. E. coli has been the "factory" of choice for the expression of many proteins because its genome has been fully mapped and the organism is easy to handle; grows rapidly; requires an inexpensive, easy-to-prepare medium for growth; and secretes protein into the medium which facilitates recovery of the protein.

Endogenous—In general, means anything developing or growing from within.

Enzyme—A protein molecule in a plant or animal that catalyzes specific metabolic reactions without it being permanently altered or destroyed.

Eukaryotic—Cell or organism with a membrane-bound, structurally discrete nucleus and other well-developed subcellular compartments. Eukaryotes include all organisms except viruses, bacteria and cyanobateria (blue-green algae).

Exogenous—Grown or made outside the body; for instance, insulin made from pork or beef pancreas is exogenous insulin for humans.

Expression system—An expression vector, its genetically modified DNA and the host for the vector. Can be used to produce an exogenous protein of choice inside the host.

FDA (Food and Drug Administration)—The US agency responsible for regulation of food, food products, medical devices, drugs and biotechnology products.

Glycosylation—The addition, of oligosaccharides to particular residues on a protein. This modification can be both co-translational and post-translational, occurring in the endoplasmatic reticulum and golgi

Growth medium—A synthetic broth which is filled with nutrients necessary to the growth of microorganisms or cells being cultured in the lab.

HCC—Human Cystatin C.

Hydrophobic Interaction Chromatography (HIC) -An analytical and preparative purification method for biomolecules, in particular, proteins. HIC is characterized by adsorption of biomolecules to a weakly hydrophobic surface at high salt concentrations, followed by elution with a decreasing salt gradient. Thus, HIC combines the non-denaturing characteristics of salt precipitation and the precision of chromatography to yield excellent activity recoveries.

Infectious disease—An illness caused by microorganisms, such as bacteria, viruses, fungi, yeast or parasites, that is easily spread to other people.

Inflammation—A localized immune system response elicited by injury or destruction of tissue that is characterized by pain, heat, swelling and redness. Inflammation is a protection reaction that attempts to destroy, dilute or block off the injured tissue or the infectious agent.

Lysosome—Membrane-bounded organelle found in eukaryotes, involved in protein degradation. The lumen of lysosomes has an acidic pH.

Mannose—A monosaccharide which is an aldohexose, 2 epimeric to glucose. D-Mannose is part of the core of N-linked oligosaccharides. In high mannose or in hybrid N-linked structures, mannose is found in the outer branches.

Pathogenic—Referring to an organism or substance that can cause a disease.

Phase I clinical trials—The first stage of human clinical trials for studying an experimental drug or other medical therapy in humans. Phase I trials are generally comparatively small and are conducted primarily to determine toxicology and maximum dose. They provide an initial evaluation of the new treatment's safety and pharmacokinetics (i.e. how the drug is absorbed, what tissues it reaches and how long it takes to leave the body). Phase I studies may be conducted with healthy volunteers or patients with the target disease, depending on the nature of the therapy.

Phase II clinical trials—The second stage of human clinical trials for testing new medical therapies. Phase II clinical trials focus on the effects of the new treatment on patients with the target disease in a non-comparative, open study. These studies usually test dose ranging (i.e. effects of various doses of the drug) to obtain an indication of the appropriate dose to use in the final stage of clinical studies, and evaluate any potential side effects.

Phase III clinical trials—The third stage of human clinical trials. Phase III clinical trials need to demonstrate statistical efficacy (i.e. the ability to achieve a desired therapeutic result) of the new therapy as compared with other already approved treatments or a placebo. These trials are relatively large studies on patients with the target disease and should include multiple clinical sites. Phase III trials compare the relative merits of the new treatment against current standard treatments and measure specific clinical endpoints.

Pichia Pastoris—A methanoltrophic eukaryotic yeast used for the expression of exogenous proteins. Compared to other eukaryotic expression systems, Pichia offers many advantages, because it does not have the endotoxin problem associated with bacteria nor the viral contamination problem of proteins produced in animal cell culture. Furthermore, P. pastoris can utilize methanol as a carbon source in the absence of glucose. Since the proteins produced in P. pastoris are typically folded correctly and secreted into the medium, the fermentation of genetically engineered P. pastoris provides an excellent alternative to E. coli expression systems.

Pre-clinical Studies—Studies on new medical therapies that are required by the regulatory authorities before human clinical trials are permitted. Pre-clinical studies test new drugs or other therapies using in vitro (i.e. non-living chemical tests or other similar experiments) or in vivo (i.e. living organisms) testing. Safety information from such studies is used to support an application to test the new treatment in humans.

Protease—Any enzyme that degrades a protein by hydrolyzing peptide bonds.

Protein—Any of a group of complex organic compounds, consisting essentially of combinations of amino acids in peptide linkages, that contain carbon, hydrogen, oxygen, nitrogen, and usually sulfur. Widely distributed in plants and animals, proteins are the principal constituent of the protoplasm of all cells and are essential to life.

Proteolysis—To degrade protein or peptides by hydrolyzing the peptide bond. (-CONH- + H20——> - CO2H + H2N-) This is an exergonic reaction yielding an acid and an amine.

Recombinant DNA technology—Procedure used to join together DNA segments in a cell-free system (an environment outside a cell or organism). Under appropriate conditions, a recombinant DNA molecule can enter a cell and replicate there, either autonomously or after it has become integrated into a cellular chromosome.

Regulatory approval—The approval to market a new drug, device or other medical therapy that is granted by a governmental agency responsible for medical product testing (e.g. FDA, MCA and others). In most countries, this testing consists of a series of pre-clinical studies followed by one or more stages of human clinical trials. See Pre-clinical studies and Clinical trials.

Toxicology—The study of negative effects of drugs and other agents. With respect to the clinical development of new therapies, toxicology is a portion of the pre-clinical studies that investigates the potential toxic effects of the new drug or treatment.

Virus—A noncellular biological entity that can reproduce only within a host cell. Viruses consist of nucleic acid covered by protein; some animal viruses are also surrounded by membrane. Inside the infected cell, the virus uses the synthetic capability of the host to produce progeny virus.

REQUIRED ASSAYS

    In Milestone 3 (Section 9.2), several biochemical assays (or tests) were recommended for characterization of the HCC activity. The purpose of these tests is to ensure that the inhibitor activity is sufficient, specific and that it is comparable to products already on the market. The following tests are recommendations; alternative and/or additional assays may be required.

    It is expected that the following assays will be completed:

  •
  In preparation as a research grade chemical, the selected HCC protein (and the negative control) will be tested in a papain inhibitory assay, and the activity defined accordingly. Sigma defines their cystatin C enzyme activity as follows: "one mg of protein will inhibit 50% of the activity of 40-80 BAEE units of papain (P4762), at pH 6.8 at 40 degrees C." One BAEE unit is defined by Sigma as: "one BAEE unit of papain will hydrolyze 1.0 micromole of N-alpha-benzoyl-L-arginine ethyl ester per minute at pH 6.2 at 25 degrees C." It is strongly recommended that similar units and conditions are used to describe the activity of Kaizen's HCC before approaching potential industry partners.

  •
  To confirm the specificity of interaction, the selected HCC protein (and the negative control) will be tested against a panel of other proteases. This assay is not essential, but recommended only to define the specificity and confirm the integrity of the HCC.

  •
  The activity of the HCC needs to be compared with the commercially available CPIs. This assay is strongly recommended to establish the quality of Kaizen's product, and to add value to the product when approaching potential industry partners.

SELECTED REFERENCES

1.
Turk B, Turk V, Turk D. Structural and functional aspects of papainlike cysteine proteinases and their protein inhibitors. Biol Chem 1997; 378:141-150.

2.
Kirschke H, Barrett AJ, Rawlings ND. Proteinases 1: Lysosomal cysteine proteinases. In: Sheterline P, ed. Protein Profile, Vol. 2. London: Academic Press 1995:1587-1643.

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Hall TJ, Chambers TJ. Molecular aspects of osteoclast function. Inflamm Res 1996; 45:1-9.

4.
Dunn AD, Crutchfield HE, Dunn JT. Thyroglobulin processing by thyroidal proteases. J Biol Chem 1991; 266:20198-20204.

5.
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Chapman HA, Riese RJ, Shi G. Emerging roles for cysteine proteinases in human biology. Annu Rev Physiol 1997; 59:63-88.

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Cataldo AM, Paskevich PA, Kominami E et al. Lysosomal hydrolases of different classes are abnormally distributed in brains of patients with Alzheimer disease. Proc Natl Acad Sci USA 1992; 88:10998-11002.

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Bernstein HG, Kirschke H, Wiederanders B et al. The possible place of cathepsins and cystatins in the puzzle of Alzheimer Disease. Mol Chem Neuropathol 1996; 27:225-247.

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Kar NC, Pearson CM. Activity of some proteolytic enzymes in normal and dystrophic human muscle. Clin Biochem 1979; 12:37-39.

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Kominami E, Bando Y, Li K et al. Increases in cathepsin B and L and thiol proteinase inhibitor in muscle of dystrophic hamsters. Their localization in invading phagocytes. J Biochem 1984; 96:1841-1848.

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Assfalg Machleidt I, Jochum M, NastKlob D et al. Cathepsin B Indicator for the release of lysosomal cysteine proteinases in severe trauma and inflammation. Biol Chem 1990; 271:S211S2-22.

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Lah TT, Babnik J, Schiffmann E et al. Cysteine proteinases and inhibitors in inflammation: Their role in periodontal disease. J Periodontol 1993; 64:485-491.

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Korant BD, Towatari T, Ivanoff L et al. Viral therapy: Prospects for protease inhibitors. J Cell Biochem 1986; 32:91-95.

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Guy B, Geist M, Dott K et al. A specific inhibitor of cysteine proteinase impairs a Vifdependent modification of human immunodeficiency virus type 1 Env protein. J Virol 1991; 65:1325-1331.

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Kembhavi AA, Buttle DJ, Rauber P et al. Clostripain: Characterization of the active site. FEBS Lett 1991; 283:277-280.

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Björck L, Åkesson P, Bohus M et al. Bacterial growth blocked by a synthetic peptide based on the structure of a human proteinase inhibitor. Nature 1989; 337:385-386.

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Travis J, Pike R, Imamura T et al. Porph-yromonas gingivalis proteinases as virulence factors in the development of periodontitis. J Periodontal Res 1997; 32:120-125.

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McKerrow JH. The proteases and pathogenicity of parasitic protozoa. Annu Rev Microbiol 1993; 47:821-853.

21.
Cazzulo JJ, Stoka V, Turk V. Cruzipain, the major cysteine proteinase from the protozoan parasite Trypanosoma cruzi. Biol Chem 1997; 378:1-10.

22.
Potempa J, Pike R, Travis J. Host and Porphyromonas gingivalis proteinases in periodontitis: A biochemical model of infection and tissue destruction. Perspect Drug Discov Design 1994; 2:445-458.

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Kay J, Dunn BM. Viral proteinases: Weakness and strength. Biochim Biophys Acta 1990; 1048:1-18.

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Nicklin MJH, Barrett AJ. Inhibition of cysteine proteinases and dipeptidyl peptidase I by eggwhite cystatin. Biochem J 1984; 223:245-253.

25.
Bode W, Engh R, Musil D et al. The 2.0 Å crystal structure of chicken egg white cystatin and its possible mode of interaction with cysteine proteinases. EMBO J 1988; 7:2593-2599.

26.
Stubbs MT, Laber B, Bode W et al. The refined 2.4 Å Xray crystal structure of recombinant human stefin B in complex with the cysteine proteinase papain: A novel type of proteinase inhibitor interaction. EMBO J 1990; 9:1939-1947.

27.
Klenk HD, Garten W. Host cell proteases controlling virus pathogenicity. Trends Microbiol 1994; 2: 9-43.

28.
Korant BD, Brzin J, Turk V. Cystatin, a protein inhibitor of cysteine proteinases alters viral protein cleavage in infected human cells. Biochem Biophys Res Commun 1985; 127:1072-1076.

29.
Björck L, Grubb A, Kjellen L. Cystatin C, a proteinase inhibitor, blocks replication of herpes simplex virus. J Virol 1990; 64:385-386.

30.
Collins AR, Grubb A. Inhibitory effects of recombinant human cystatin C on human coronaviruses. Antimicrob Agents Chemother 1991; 35:2444-2446.

31.
Weaver TR, Bergey EJ, Levine MJ et al. Effect of recombinant salivary cystatin on HSV1 replication. J Dent Res 1995; 74:84 (abstr.).

32.
Naito Y, Sasaki M, Umemoto T et al. Bactericidal effect of rat cystatin S on an oral bacterium, Porphyromonas gingivalis. Comp Biochem Physiol 1995; 110C: 71-75.

33.
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QuickLinks

TABLE OF CONTENTS
PART I
  ITEM 1. DESCRIPTION OF BUSINESS
  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
  ITEM 3. DESCRIPTION OF PROPERTY
  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
  ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
  ITEM 6. EXECUTIVE COMPENSATION
  ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
  ITEM 8. DESCRIPTION OF SECURITIES
PART II
  ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
  ITEM 2. LEGAL PROCEEDINGS
  ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
  ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
  ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
PART F/S
  ITEM 1. AUDITED FINANCIAL STATEMENTS
Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference
Auditor's Report
Newtech Resources Ltd. (a development stage company) (a Nevada Corporation) Consolidated Balance Sheet As at August 31, 2001 and August 31, 2000 (in U.S. Dollars)
Newtech Resources Ltd. (a development stage company) (a Nevada Corporation) Statement of Operations For the years ended August 31, 2001 and August 31, 2000 (in U.S. Dollars)
Newtech Resources Ltd. (a development stage company) (a Nevada Corporation) Statement of Cash Flow For the years ended August 31, 2001 and August 31, 2000 (in U.S. Dollars)
Newtech Resources Ltd. (a development stage company) (a Nevada Corporation) Statement of Changes in Shareholders' Equity For the Period July 27, 1998 (Date of Inception) to August 31, 2001 (in U.S. Dollars)
Newtech Resources Ltd. (a development stage company) (a Nevada company) Notes to Financial Statements August 31, 2001 and August 31, 2000
PART III
  ITEM 1 INDEX TO EXHIBITS
SIGNATURES
GLOSSARY OF TECHNICAL TERMS
REQUIRED ASSAYS
SELECTED REFERENCES